Management's Discussion and Analysis

For the three months ended March 31, 2022

The following management discussion and analysis ("MD&A") of the consolidated operations and financial position of Osisko Gold Royalties Ltd ("Osisko" or the "Company") and its subsidiaries for the three months ended March 31, 2022 should be read in conjunction with the Company's unaudited condensed interim consolidated financial statements and related notes for the three months ended March 31, 2022. The unaudited condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). Management is responsible for the preparation of the consolidated financial statements and other financial information relating to the Company included in this report. The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting. In furtherance of the foregoing, the Board of Directors has appointed an Audit and Risk Committee composed of independent directors. The Audit and Risk Committee meets with management and the auditors in order to discuss results of operations and the financial condition of the Company prior to making recommendations and submitting the consolidated financial statements to the Board of Directors for its consideration and approval for issuance to shareholders. The information included in this MD&A is as of May 11, 2022, the date when the Board of Directors has approved the Company's unaudited condensed interim consolidated financial statements for the three months ended March 31, 2022 following the recommendation of the Audit and Risk Committee. All monetary amounts included in this report are expressed in Canadian dollars, the Company's reporting and functional currency, unless otherwise noted. Assets and liabilities of the subsidiaries that have a functional currency other than the Canadian dollar are translated into Canadian dollars at the exchange rate in effect on the consolidated balance sheet date and revenues and expenses are translated at the average exchange rate over the reporting period. This MD&A contains forward-looking statements and should be read in conjunction with the risk factors described in the "Forward-Looking Statements" section.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2022 - First Quarter Report

Description of the Business

Osisko Gold Royalties Ltd is engaged in the business of acquiring and managing precious metals and other high-quality royalties, streams and similar interests in Canada and worldwide, except for Osisko Development Corp. and its subsidiaries ("Osisko Development"), which are engaged in the exploration, evaluation and development of mining projects. Osisko is a public company traded on the Toronto Stock Exchange ("TSX") and the New York Stock Exchange ("NYSE") constituted under the Business Corporations Act (Québec) and is domiciled in the Province of Québec, Canada. The address of its registered office is 1100, avenue des Canadiens-de-Montréal, Suite 300, Montréal, Québec. The Company owns a portfolio of royalties, streams, offtakes, options on royalty/stream financings and exclusive rights to participate in future royalty/stream financings on various projects. The Company's cornerstone asset is a 5% net smelter return ("NSR") royalty on the Canadian Malartic mine, located in Canada.

As at March 31, 2022 (and as of the date of this MD&A), Osisko held an interest of 70.0% in Osisko Development Corp., a mining exploration, evaluation and development company launched in the fourth quarter of 2020 through a reverse take-over transaction where Osisko transferred its mining assets and activities to Osisko Development. As a result, the Company consolidates the assets, liabilities, results of operations and cash flows of the activities of Osisko Development and its subsidiaries. Osisko Development's main asset is the Cariboo gold project in British Columbia, Canada.

In this MD&A, reference to Osisko Gold Royalties is to Osisko Gold Royalties Ltd and its subsidiaries, excluding Osisko Development Corp. and its subsidiaries (royalties and streams segment1 ). Reference to Osisko Development is to Osisko Development Corp. and its subsidiaries (mining exploration and development segment2 ).

Business Model and Strategy

Osisko's main focus is on high quality, long-life precious metals assets located in favourable jurisdictions and operated by established mining companies, as these assets provide the best risk/return profile. The Company also evaluates and invests in opportunities in other commodities and jurisdictions. Given that a core aspect of the Company's business is the ability to compete for investment opportunities, Osisko plans to maintain a strong balance sheet and ability to deploy capital.

Uncertainty due to COVID-19

The COVID-19 pandemic has had a significant impact on the global economy and commodity and financial markets. The impact of the pandemic to date has included volatility in financial markets, a slowdown in economic activity, supply chain and labour issues, and volatility in commodity prices (including gold and silver). Furthermore, as efforts have been undertaken to slow the spread of the COVID-19 pandemic, the operation and development of mining projects have been impacted. Many mining projects, including a number of the properties in which Osisko holds a royalty, stream or other interest have been impacted by the pandemic resulting in the temporary suspension of operations, and other mitigation measures that impacted production. If the operation or development of one or more of the properties in which Osisko holds a royalty, stream or other interest and from which it receives or expects to receive significant revenue is suspended as a result of the continuing COVID-19 pandemic or future pandemics or other public health emergencies, it may have a material adverse impact on Osisko's profitability, results of operations, financial condition and the trading price of Osisko's securities. The extent of the impact of the COVID-19 pandemic on the operational and financial performance will depend on future developments, including a widely available vaccine in each of the countries where are located the assets on which the Company owns a royalty, stream or other interest, the duration and severity of the pandemic and related restrictions, all of which continue to be uncertain and cannot be predicted.

International situation

International conflicts, geopolitical tensions and sigificant inflationary environments have historically led to, and may in the future lead to, uncertainty or volatility in global commodity markets, financial markets and supply chains. Russia's invasion of Ukraine has led to sanctions being levied against Russia by the international community and may result in additional sanctions or other international action, any of which may have a destabilizing effect on commodity prices, supply chains and global economies more broadly, and may generate more inflationary pressures. Volatility in commodity prices, supply chain disruptions and continued inflationatory pressures may adversely affect the Company's business, financial condition and results of operations, directly or indirectly. The extent and duration of the current Russia-Ukraine conflict and related international action cannot be accurately predicted at this time and the effects of such conflict may magnify the impact of the other risks identified in this MD&A or in the Annual Information Form, including those relating to commodity price volatility, global financial conditions and inflationary pressures.

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1   The royalties and streams segment refers to the royalty, stream and other interests segment, which corresponds to the activities of Osisko Gold Royalties Ltd and its subsidiaries, excluding Osisko Development.

2   The mining exploration and development segment refers to the exploration, evaluation and development of mining projects segment, which corresponds to the activities of  Osisko Development Corp. and its subsidiaries.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2022 - First Quarter Report

Highlights - First Quarter of 2022

  18,251 gold equivalent ounces ("GEOs3 ") earned, excluding 3,025 GEOs earned from the Renard diamond stream4  (compared to 19,960 GEOs in Q1 2021, excluding 1,759 GEOs earned from the Renard diamond stream);
  Consolidated revenues of $59.4 million ($66.9 million in Q1 2021);

- Revenues from the royalties and streams segment of $50.7 million ($66.9 million in Q1 2021, including 17.9 million from offtakes);

- Revenues from the mining exploration and development segment of $8.7 million;

  Consolidated cash flows provided by operating activities of $23.6 million ($21.3 million in Q1 2021);

- Operating cash flows generated by the royalties and streams segment of $40.5 million ($36.7 million in Q1 2021);

- Operating cash flows used by mining exploration and development segment (Osisko Development) of $16.9 million ($15.4 million in Q1 2021);

  Consolidated net earnings attributable to Osisko's shareholders of $0.3 million, $0.00 per basic share ($10.6 million, $0.06 per basic share in Q1 2021);
  Consolidated adjusted earnings5  of $2.2 million, $0.01 per basic share (compared to $17.9 million, $0.11 per basic share in Q1 2021);

- Adjusted earnings from the royalties and streams segment of $24.8 million, $0.15 per basic share ($23.4 million, $0.14 per basic share in Q1 2021);

- Adjusted loss from the mining exploration and development segment of $22.7 million, $0.14 per basic share ($5.5 million, $0.03 per basic share in Q1 2021);

  Bought deal public offering of 18,600,000 common shares at a price of US$13.45 per common share for total gross proceeds of US$250.2 million;
  Osisko Bermuda Limited ("Osisko Bermuda"), a wholly-owned subsidiary of Osisko, has entered into a binding agreement with Metals Acquisition Corp. ("MAC") with respect to a US$90 million silver stream (the "CSA Silver Stream") to facilitate MAC's acquisition of the producing CSA mine in New South Wales, Australia ("CSA"). Osisko Bermuda also agreed to subscribe for US$15 million in equity of MAC as part of its concurrent equity financing and also provided MAC with an option to draw up to an additional US$100 million in upfront proceeds through the sale of a copper stream, subject to the parties finalizing definitive terms and conditions.
  Osisko Development closed the first and second tranches of its previously announced non-brokered private placement, pursuant to which a total of 33.6 million subscription receipts of Osisko Development (the "ODV Subscription Receipts") were issued at a price of US$3.50 per ODV Subscription Receipt, for gross proceeds of approximately US$117.6 million. The gross proceeds from the sale of the ODV Subscription Receipts will be held in escrow and released to Osisko Development upon the satisfaction of certain escrow release conditions, including the completion of the listing of the Osisko Development common shares on the New York Stock Exchange;
  Osisko Development completed its previously announced bought deal brokered private placement of an aggregate of 13,732,900 ODV Subscription Receipts, and 9,525,850 units of Osisko Development (the "ODV Units") at a price of $4.45 per ODV Subscription Receipts and ODV Units, for aggregate gross proceeds of approximately $103.5 million, including the full exercise of the underwriters' option, of which a portion is held in escrow upon the satisfaction of certain escrow release conditions;
  In January 2022, Osisko Development entered into definitive agreements to acquire 100% of Tintic Consolidated Metals LLC ("Tintic"). Osisko Bermuda entered into a non-binding metals stream term sheet, with a wholly-owned subsidiary of Osisko Development, for between US$20 million and US$40 million. In the event that the full amount of US$40 million is drawn, Osisko Development will deliver to Osisko Bermuda 5% of all metals produced from the Tintic property until 53,400 ounces of refined gold have been delivered and 4% thereafter; and
  Quarterly dividend of $0.055 per common share paid on April 14, 2022 to shareholders of record as of the close of business on March 31, 2022.

Highlights - Subsequent to March 31, 2022

  Repayment in full of the outstanding revolving credit facility for $112.5 million;
  Publication of the inaugural Asset Handbook and the second edition of the environmental, social and governance ("ESG") report, Growing Responsibly; and
  Declaration of a quarterly dividend of $0.055 per common share payable on July 15, 2022 to shareholders of record as of the close of business on June 30, 2022.

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3   GEOs are calculated on a quarterly basis and include royalties, streams and offtakes. Silver earned from royalty and stream agreements was converted to gold equivalent ounces by multiplying the silver ounces by the average silver price for the period and dividing by the average gold price for the period. Diamonds, other metals and cash royalties were converted into gold equivalent ounces by dividing the associated revenue by the average gold price for the period. Offtake agreements were converted using the financial settlement equivalent divided by the average gold price for the period. For average metal prices used, refer to the Portfolio of Royalty, Stream and Other Interests section of this MD&A.

4   Osisko committed to reinvest its net proceeds from the Renard diamond stream through a bridge loan with the operator until April 30, 2022.

5   "Adjusted earnings (loss)" and "Adjusted earnings (loss) per basic share" are non-IFRS financial performance measures which have no standard definition under IFRS. Refer to the non-IFRS measures provided under the Non-IFRS Financial Performance Measures section of this MD&A.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2022 - First Quarter Report

Summary table - Financial highlights

(in thousands of dollars, except per share amounts)

	For the three months ended March 31,
	Osisko Gold Royalties (i)		Osisko Development (ii)		Consolidated (vi)
	2022	2021	2022	2021	2022	2021
	$	$	$	$	$	$

Cash (March 31, 2022 and Dec. 31, 2021) (iii)	392,648	82,291	56,802	33,407	449,450	115,698

Revenues	50,689	66,923	9,167	-	50,689	66,923
Cash margin (iv)	47,508	46,526	-	-	47,508	46,526
Gross profit	36,210	34,599	-	-	36,210	34,599
Operating expenses (G&A, bus. dev and exploration)	(6,257)	(6,029)	(7,928)	(5,201)	(14,185)	(11,230)
Mining operating expenses	-	-	(15,246)	-	-	-
Net earnings (loss)	16,804	13,464	(22,333)	(3,701)	(5,529)	9,763
Net earnings (loss) attributable to Osisko's shareholders	16,804	13,464	(16,478)	(2,907)	326	10,557
Net earnings (loss) per share attributable to Osisko's shareholders	0.10	0.08	(0.10)	(0.02)	0.00	0.06
Adjusted net earnings (loss) (v)	24,843	23,439	(22,670)	(5,042)	2,173	18,397
Adjusted net earnings (loss) per basic share (v)	0.15	0.14	(0.14)	(0.03)	0.01	0.11

Cash flows from operating activities
Before working capital items	39,892	39,540	(17,269)	2,422	22,623	36,252
Working capital items	615	(2,802)	372	(12,126)	987	(14,928)
After working capital items	40,507	36,738	(16,897)	(9,704)	23,610	21,324
Cash flows from investing activities	(15,586)	(13,781)	3,314	(21,708)	(12,272)	(29,779)
Cash flows from financing activities	285,528	(7,511)	37,137	35,613	322,665	28,102

(i) Osisko Gold Royalties Ltd and its subsidiaries, excluding Osisko Development Corp. and its subsidiaries. Represents the royalty, stream and other interests segment.

(ii) Osisko Development Corp. and its subsidiaries. Represents the exploration, evaluation and development of mining projects segment.

(iii) As at March 31, 2022 and December 31, 2021.

(iv) Cash margin is a non-IFRS financial performance measure for the royalties and streams segment which has no standard definition under IFRS. It is calculated by deducting the cost of sales (excluding depletion) from the revenues. Please refer to the Non-IFRS Financial Performance Measures section of this MD&A.

(v) Adjusted earnings (loss) and adjusted earnings (loss) per basic share are non-IFRS financial performance measures which have no standard definition under IFRS. Refer to the non-IFRS measures provided under the Non-IFRS Financial Performance Measures section of this MD&A.

(vi) Consolidated results are net of the intersegment transactions. Refer to the Segment Disclosure section of this MD&A.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2022 - First Quarter Report

Portfolio of Royalty, Stream and Other Interests

The following table details the GEOs earned from Osisko Gold Royalties Ltd's producing royalty, stream and other interests:

	Three months ended March 31,
	2022	2021

Gold

Canadian Malartic royalty	8,112	8,808
Eagle Gold royalty	1,604	1,664
Éléonore royalty	1,020	1,558
Seabee royalty	808	590
Island Gold royalty	652	620
Pan royalty	368	385
Ermitaño (i)	522	-
Lamaque royalty	447	445
Matilda stream	117	214
Bald Mountain royalty	280	264
Others	469	319
	14,399	14,867

Silver

Mantos Blancos stream	1,774	2,460
Sasa stream	1,027	1,171
Gibraltar stream	491	624
Canadian Malartic royalty	94	113
Others	59	203
	3,445	4,571
Diamonds

Renard stream (ii)	3,025	1,759
Others	50	22
	3,075	1,781
Other metals

Kwale royalty	342	500
Others	15	-
	357	500

Total GEOs	21,276	21,719

Total GEOs, excluding GEOs earned on the Renard stream (iii)	18,251	19,960

(i) Ermitaño began production at the end of 2021. The first quarter of 2022 includes the royalty related to the first ounces poured in 2021, but paid in 2022.

(ii) In April 2020, the Renard diamond mine was placed on care and maintenance, given the structural challenges affecting the diamond market as well as the depressed prices for diamonds due to COVID-19. The mine restarted its operations in September 2020.

(iii) GEOs from the Renard diamond stream are subtracted when presenting Osisko's total attributable GEOs because cash flows from the Renard diamond stream were reinvested through a bridge loan with the operator until April 30, 2022.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2022 - First Quarter Report

GEOs by Product

Average Metal Prices and Exchange Rate

	Three months ended March 31,
	2022	2021

Gold(i)	$1,877	$1,794
Silver(ii)	$24.01	$26.26

Exchange rate (US$/Can$)(iii)	1.2662	1.2626

(i) The London Bullion Market Association's pm price in U.S. dollars.

(ii) The London Bullion Market Association's price in U.S. dollars.

(iii) Bank of Canada daily rate.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2022 - First Quarter Report

Royalty, Stream and Other Interests Portfolio Overview

As at March 31, 2022, Osisko owned a portfolio of 148 royalties, 10 streams and 3 offtakes, as well as 6 royalty options. Currently, the Company has 19 producing assets. The Cariboo royalty and the San Antonio stream are excluded from the total number of assets, as these assets, held by Osisko, are cancelled on the accounting consolidation of Osisko Development.

Portfolio by asset stage

Asset stage	Royalties	Streams	Offtakes	Total number of assets

Producing	13	6	-	19
Development (construction)	11	4	2	17
Exploration and evaluation	124	-	1	125
	148	10	3	161

Producing assets

Asset	Operator	Interest	Commodity	Jurisdiction

North America
Canadian Malartic	Agnico Eagle Mines Limited Yamana Gold Inc.	5% NSR royalty	Au, Ag	Canada
Eagle Gold	Victoria Gold Corp.	5% NSR royalty	Au	Canada
Éléonore	Newmont Corporation	2.2-3.5% NSR royalty	Au	Canada
Seabee	SSR Mining Inc.	3% NSR royalty	Au	Canada
Gibraltar	Taseko Mines Limited	75% stream	Ag	Canada
Island Gold	Alamos Gold Inc.	1.38-3% NSR royalty	Au	Canada
Pan	Calibre Mining Corp.	4% NSR royalty	Au	USA
Lamaque	Eldorado Gold Corporation	1% NSR royalty	Au	Canada
Bald Mtn. Alligator Ridge / Duke & Trapper	Kinross Gold Corporation	1% / 4% GSR(i) royalty	Au	USA
Parral(ii)	GoGold Resources Inc.	2.4% stream	Au, Ag	Mexico
Santana	Minera Alamos Inc.	3% NSR royalty	Au	Mexico
Ermitaño	First Majestic Silver Corp.	2% NSR royalty	Au, Ag	Mexico
Renard(iii)	Stornoway Diamonds (Canada) Inc.	9.6% stream	Diamonds	Canada

Outside of North America
Mantos Blancos	Capstone Copper Corp.	100% stream	Ag	Chile
Sasa	Central Asia Metals plc	100% stream	Ag	Macedonia
Kwale	Base Resources Limited	1.5% GRR(iv)	Rutile, Ilmenite, Zircon	Kenya
Matilda	Wiluna Mining Corporation	1.65% stream	Au	Australia
Fruta del Norte	Lundin Gold Inc.	0.1% NSR royalty	Au	Ecuador
Brauna	Lipari Mineração Ltda	1% GRR	Diamonds	Brazil

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2022 - First Quarter Report

Key development / exploration and evaluation assets(vi)

Asset	Operator	Interest	Commodities	Jurisdiction

Akasaba West	Agnico Eagle Mines Limited	2.5% NSR royalty	Au	Canada
Altar	Aldebaran and Sibanye-Stillwater	1% NSR royalty	Cu, Au	Argentina
Arctic	South 32 / Trilogy Metals Inc.	1% NSR royalty	Cu	USA
Amulsar(v)	Lydian Canada Ventures Corporation	4.22% Au / 62.5% Ag stream	Au, Ag	Armenia
Amulsar	Lydian Canada Ventures Corporation	81.9% offtake	Au	Armenia
Back Forty	Gold Resources Corporation	18.5% Au / 85% Ag streams	Au, Ag	USA
Canadian Malartic Underground	Agnico Eagle Mines Limited Yamana Gold Inc.	3.0 - 5.0% NSR royalty	Au	Canada
Cariboo(vi)	Osisko Development	5% NSR royalty	Au	Canada
Casino	Western Copper & Gold Corporation	2.75% NSR royalty	Au, Ag, Cu	Canada
Cerro del Gallo	Argonaut Gold Inc.	3% NSR royalty	Au, Ag, Cu	Mexico
Copperwood/White Pine(vii)	Highland Copper Company Inc.	3% NSR royalty	Ag, Cu	USA
Copperwood/White Pine(vii)	Highland Copper Company Inc.	3/26th NSR royalty	Ag	USA
Dolphin Tungsten	King Island Scheelite Limited	1.5% GRR	Tungsten (W)	Australia
Hammond Reef	Agnico Eagle Mines Limited	2% NSR royalty	Au	Canada
Hermosa	South 32 Limited	1% NSR royalty	Zn, Mn, Pb, Ag	USA
Horne 5	Falco Resources Ltd.	90%-100% stream	Ag	Canada
Liontown	Red River Resources Limited	0.8% NSR	Au, Ag, Zn, Cu	Australia
Magino	Argonaut Gold Inc.	3% NSR royalty	Au	Canada
Ollachea	Kuri Kullu / Minera IRL	1% NSR royalty	Au	Peru
San Antonio(vi)	Osisko Development	15% Au stream	Au, Ag	Mexico
Spring Valley(viii)	Waterton Global Resource Management	2.5-3% NSR royalty	Au	USA
Tocantinzinho(ix)	G Mining Ventures Corp.	1.75% NSR royalty	Au	Brazil
Upper Beaver	Agnico Eagle Mines Limited	2% NSR royalty	Au, Cu	Canada
West Kenya	Shanta Gold Limited	2% NSR royalty	Au	Kenya
Wharekirauponga (WKP)	OceanaGold Corporation	2% NSR royalty	Au	New Zealand
Windfall	Osisko Mining Inc.	2.0 - 3.0% NSR royalty	Au	Canada

(i) Gross smelter return ("GSR").

(ii) Effective April 29, 2021, the Parral offtake was converted into a 2.4% gold and silver stream.

(iii) Osisko became a 35.1% shareholder of the private entity holding the Renard diamond mine on November 1, 2019.

(iv) Gross revenue royalty ("GRR").

(v) As at December 31, 2019, Lydian International Limited, the owner of the Amulsar project, was granted protection under the Companies' Creditors Arrangement Act. In July 2020, a credit bid was completed and Osisko became a 35.6% shareholder of Lydian Canada Ventures Corporation, which is the private entity now holding the Amulsar project in Armenia.

(vi) The 5% NSR royalty on the Cariboo gold project and the 15% gold and silver stream on the San Antonio gold project held by Osisko are cancelled on the consolidation of Osisko Development by Osisko. As a result, they are not included in the total number of assets.

(vii) 3.0% NSR royalty on the Copperwood project. Upon closing of the acquisition of the White Pine project, Highland Copper Company will grant Osisko a 1.5% NSR royalty on all metals produced from the White Pine project, and Osisko's royalty on Copperwood will be reduced to 1.5%. Osisko also exercised in June 2021 a portion of its option and acquired a 3/26th NSR royalty on the silver production from Copperwood and White Pine (the remaining option can be exercised by Osisko for US$23.0 million).

(viii) The 3% NSR royalty is on the core resource area; a separate 1% is applicable on the periphery of the property.

(ix) The current effective NSR royalty is 1.75%. However, the operator has a buy-down option to reduce the royalty by 1% to 0.75% at the time of project construction.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2022 - First Quarter Report

Main Producing Assets

Geographical Distribution of Assets

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2022 - First Quarter Report

Royalty, stream and offtake interests transactions

CSA stream

In March 2022, Osisko Bermuda entered into a binding agreement with MAC with respect to a US$90 million silver stream to facilitate MAC's acquisition of the producing CSA mine in New South Wales, Australia. MAC entered into an agreement to acquire 100% of the shares of the owner of CSA from a subsidiary of Glencore plc (the "CSA Acquisition Transaction"). Osisko Bermuda has also provided MAC with an option to draw up to an additional US$100 million in upfront proceeds through the sale of a copper stream, subject to the parties finalizing definitive terms and conditions.

Osisko Bermuda will make an upfront cash payment to MAC of US$90 million (the "Silver Deposit"). The Silver Deposit will be payable in full on closing of the CSA Silver Stream, with proceeds to be used to fund in part the purchase price payable by MAC for the CSA Acquisition Transaction. Osisko Bermuda will be entitled to receive 100% of payable silver produced from CSA for the life of the Mine. Osisko Bermuda will make ongoing payments for refined silver delivered equal to 4% of the spot silver price at the time of delivery. MAC and certain of its subsidiaries, including the operating subsidiary, will provide Osisko Bermuda with corporate guarantees and other security over their assets for its obligations under the CSA Silver Stream, which shall be subordinated only to the senior project debt facility.

Osisko Bermuda has agreed to subscribe for US$15 million in equity of MAC as part of its concurrent equity financing (the "MAC Equity Subscription"). MAC will also grant Osisko Bermuda a right-of-first-refusal in respect of the sale, transfer or buy-back of any royalty, stream or similar interest in the products mined or otherwise extracted from any property owned or acquired by MAC or an affiliate between the closing date and the 3rd anniversary of the closing date.

Closing of the CSA Silver Stream and MAC Equity Subscription is expected in the second half of 2022, and is subject to certain conditions precedent, including, among others, closing of the CSA Acquisition Transaction. Closing of the CSA Acquisition Transaction is subject to, among other things, MAC shareholder's approving the CSA Acquisition Transaction, and certain regulatory approvals.

Osisko Bermuda has also provided MAC an option to draw up to an additional US$100 million in upfront proceeds through the sale of a copper stream referenced to production from CSA (the "CSA Copper Stream Option"). Should MAC elect to utilize any portion of the CSA Copper Stream Option, upfront proceeds payable by Osisko Bermuda would be used to fund in part the purchase price payable by MAC for the CSA Acquisition Transaction. The CSA Copper Stream Option is subject to, among other things, the parties finalizing definitive terms and conditions.

Tintic stream

In January 2022, Osisko Development entered into definitive agreements (together, the "Agreements") with IG Tintic LLC and Ruby Hollow LLC (together the "Vendors") to acquire 100% of Tintic Consolidated Metals LLC (the "Tintic Transaction"). On completion of the Tintic Transaction, Osisko Development will acquire 100% ownership of the producing Trixie Mine ("Trixie"), as well as mineral claims covering more than 17,000 acres (including over 14,200 acres of which are patented) in Central Utah's historic Tintic Mining District. For more details on the proposed acquisition, please refer to Mining Exploration and Evaluation / Development Activities section of this MD&A.

Osisko Bermuda has entered into a non-binding metals stream term sheet ("Tintic Stream") with a wholly-owned subsidiary of Osisko Development. The upfront cash payment under the Tintic Stream, of at least US$20 million and up to US$40 million (the "Deposit"), will be used by Osisko Development to fund a portion of the cash consideration payable on closing of the Tintic Transaction. In the event that the full amount of US$40 million is drawn, Osisko Development will deliver to Osisko Bermuda a maximum of 5% of all metals produced from the Tintic property up to a maximum of 53,400 ounces of refined gold (the "Threshold Stream") and 4% for the remaining life of mine (the "Tail Stream"). The Threshold Stream and Tail Stream shall be reduced pro rata should Osisko Development elect to draw less than the full Deposit amount.

The Tintic Transaction is expected to close in the second quarter of 2022, subject to satisfaction of regulatory approvals and customary closing conditions.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2022 - First Quarter Report

Canadian Malartic Royalty (Agnico Eagle Mines Limited and Yamana Gold Inc.)

The Company's cornerstone asset is a 5% NSR royalty on the Canadian Malartic open pit mine which is located in Malartic, Québec, and operated by the Canadian Malartic General Partnership (the  "Partnership") formed by Agnico Eagle Mines Limited ("Agnico Eagle") and Yamana Gold Inc. ("Yamana") (together the "Partners").

Osisko also holds a 5.0% NSR royalty on the East Gouldie and Odyssey South deposits, a 3.0% NSR royalty on the Odyssey North deposit and a 3-5% NSR on the East Malartic deposit, which are located adjacent to the Canadian Malartic mine.

Guidance - 2022

On February 17, 2022, Yamana reported production guidance of 640,000 ounces of gold at Canadian Malartic for the year 2022. At Canadian Malartic, production is expected to transition from the open pit to the underground in 2023.

Update on operations and reserve and resource estimates

On April 28, 2022, the Canadian Malartic mine produced 161,018 ounces of gold during the first quarter of 2022. Gold production in the first quarter of 2022 decreased when compared to the prior-year period primarily due to lower mill throughput and slightly lower gold grades, partially offset by higher metallurgical recovery. As planned, starting in February 2022, the mill throughput levels were reduced to 51,500 tonnes per day in an effort to optimize the production profile during the transition to the underground Odyssey project. The mill throughput is forecast to return to full capacity of approximately 60,000 tonnes per day in the second half of 2024.

Yamana reported gold mineral reserves of 3.54 million ounces at Canadian Malartic (50.2 million tonnes grading 1.09 g/t Au), reflecting depletion from the 2021 production and an adjustment of approximately 96,000 ounces due to a slight increase in cut-off grade, which will be added to the marginal stockpile, and a localized adjustment in the lower benches of the Canadian Malartic pit. For the Barnat pit, drill hole datasets from the former East Malartic and Sladen underground mines were incorporated into the resource model, increasing confidence in the Barnat grade estimation and without significantly changing mineral reserves or mineral resources. Underground mineral resources for the Odyssey project continue to grow as a result of ongoing exploration drilling, with a total of 2.54 million ounces of Indicated mineral resources (14.9 million tonnes grading 1.27 g/t Au) and 13.29 million ounces of Inferred mineral resources (89.6 million tonnes grading 2.31 g/t Au) reported at year-end for Canadian Malartic.

At East Gouldie, drilling added a total of 82 new pierce points in the mineralized zones, confirming estimated grades and widths and resulting in the first Indicated mineral resources for the deposit of 1.5 million ounces (6.0 million tonnes grading 3.88 g/t Au) (included in the mineral resources disclosed in the previous paragraph). The ongoing infill drilling program continues to increase the inventory of Indicated mineral resources to support the planned conversion of mineral resources to mineral reserves. Expansion of the mineral resource envelope on all sides added new inferred mineral resources with a high potential for future conversion in the mine plan, while step out drilling extended the mineralized zone 1,260 metres beyond the reported East Gouldie mineral resource and identified a new subparallel zone, located 400 metres in the footwall of the East Gouldie zone. These exploration holes are still widely spaced and therefore not yet considered in the mineral resource statement.

For more information, refer to Yamana's press release dated January 13, 2022 entitled "Yamana Gold Announces Preliminary Fourth Quarter and Full Year 2021 Operating Results, Exceeding Annual Production Guidance With Strong Cash Flow Generation and Standout Performances at Its Core Operations", Yamana's press release dated February 8, 2022 entitled "Yamana Gold Reports Updated Mineral Reserves and Mineral Resources Underpinning Increasing Mine Lives Across Its Portfolio, Yamana's press release dated February 17, 2022 entitled "Yamana Gold Provides 2022-2024 Guidance and an Update to Its Ten-Year Outlook Highlighting a Sustainable Production Platform With Significant Growth", and Agnico's press release dated April 27, 2022 entitled "Agnico Eagle Reports First Quarter 2022 Results - Strong Operational Performance; Integration Ahead Of Schedule And Corporate Merger Synergies Better Than Expected; Good Progress At Key Exploration And Development Projects", all filed on www.sedar.com.

Odyssey Underground mine project construction

Following the completion of an internal technical study in late 2020, the Partnership approved the construction of a new underground mining complex at the Odyssey project. The project is described in a NI 43-101 Preliminary Economic Assessment technical report filed on SEDAR in March 2021. The basis for the mine plan is a potentially mineable resource of 6.18 million tonnes grading 2.07 grams per tonne ("g/t") Au Indicated resources and 75.9 million tonnes grading 2.82 g/t Au Inferred resources. The East Gouldie deposit makes up most of this mineral inventory, whose total Inferred resources contains 6.42 million ounces (62.9 million tonnes grading 3.17 g/t Au). Combined with the East Malartic and Odyssey deposits, the total underground Inferred resources contains 13.8 million ounces (177.5 million tonnes grading 2.42 g/t Au), as well as Indicated resources of 0.86 million ounces (13.3 million tonnes grading 2.01 g/t Au). More detail can be found in Agnico Eagles' press release dated February 11, 2021 entitled "Agnico Eagle Reports Fourth Quarter and Full Year 2020 Results" and filed on www.sedar.com.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2022 - First Quarter Report

Agnico Eagle mentioned in February 2022 that underground development in 2021 was in line with expectations with 1,487 linear metres of ramp completed and 2,081 equivalent metres of lateral development achieved. An exploration drift has been installed on Level 16 and ramp access is now down to level 26, which is approximately half the depth extent of the Odyssey South deposit. Development is expected to ramp up from the current level of 425 metres per month to approximately 860 metres per month in the second half of 2022. To facilitate the increased development rate, the Partnership will be adding its own development crews and additional underground equipment (both diesel and electric) in the second quarter of 2022.

Production via the ramp is expected to begin gradually at Odyssey South in the first half of 2023, increasing to up to 3,500 tonnes per day ("tpd") in 2024. Collaring of the shaft and installation of the headframe was initiated in 2021 and shaft sinking activities are expected to begin in the fourth quarter of 2022. The shaft will have an estimated depth of 1,800 metres and the first loading station is expected to be commissioned in 2027 with modest production from East Gouldie. The East Malartic shallow area and Odyssey North are scheduled to enter into production in 2029 and 2030, respectively. Surface construction activities are progressing well with the maintenance garage and warehouse erected and fully enclosed at the end of 2021. Work on the foundations for the first phase of the paste plant started in February and the plant is expected to be fully functional in the first quarter of 2023.

For additional information, please refer to Agnico Eagle's press release dated February 23, 2022 entitled " Agnico Eagle Reports Fourth Quarter and Full Year 2021 Results - Senior Management Changes; Record Annual Gold Production, Operating Cash Flow and Mineral Reserves; New Operational and Financial Guidance Provided Post Completion of Kirkland Lake Gold Merger; Minesite and Pipeline Projects Continue to Advance" and Yamana's press release dated February 8, 2020 entitled "Yamana Gold Reports Updated Mineral Reserves and Mineral Resources Underpinning Increasing Mine Lives Across Its Portfolio", both filed on www.sedar.com.

Canadian Malartic exploration update

In 2021, twelve surface drills completed 123,680 metres of drilling and two underground drills completed 9,722 metres of drilling. The focus of the surface drilling was to infill and extend the East Gouldie deposit and test the Odyssey internal zones. The underground drilling was primarily focused on conversion of mineral resources at the Odyssey South deposit.

At East Gouldie, the 2021 drilling campaign confirmed the higher-grade nature of the core of the deposit and extended the boundaries of the known mineralization. At year-end 2021, approximately 1.5 million ounces (11.9 million tonnes grading 3.88 g/t Au) had been converted to Indicated mineral resources and an additional 1.2 million ounces (10.7 million tonnes grading 3.4 g/t Au) had been added to Inferred mineral resources. The above mineral resources have not been factored into the current mine plan at Odyssey.

Recent underground drill results in the Odyssey Internal Zone and the Jupiter Zone continue to demonstrate the potential to add mineral resources in close proximity to the Odyssey North and Odyssey South deposits. Drill hole MEV21-213R intersected mineralization in this internal zone and returned three intercepts yielding 3.2 g/t over 20.8 metres (core length) at 558 metres depth, 3.9 g/t over 9.9 metres (core length) at 641 metres depth and 3.9 g/t over 8.7 metres (core depth) at 1,095 metres depth.

Mineral resources from the Odyssey internal zones are not currently included in the mine plan due to the increased geological complexity of these zones. Additional infill drilling of these zones from underground is planned to increase geological understanding, which could present opportunities for additional production during the underground ramp-up period. In addition, mineral resources from the East Malartic deposit at depth could represent another opportunity for future inclusion in the mine plan, which could extend the life of the underground project. Infill drilling and additional engineering is required to evaluate the economic potential of these mineral resources.

Fifteen drills are currently operating at site and approximately 137,000 metres of surface and underground drilling is planned to infill and expand mineral resources in 2022. To date 20,900 metres have been drilled on East Gouldie and 10,230 metres on Odyssey. The focus of the 2022 program is aggressive infill drilling at the East Gouldie deposit to continue the conversion of Inferred mineral resources to Indicated mineral resources and to refine the geological model. Over 50% of the Inferred resource has been drilled to 75 metre centers with selected volumes drilled to 40 metres.

Recent drilling continues to define a second mineralized shear zone, the Titan zone, located parallel to and approximately 350 metres south of East Gouldie, expanding the mineralized footprint and providing a new, little tested target volume adjacent to East Gouldie. Ongoing reserve development and resource expansion is expected to extend the mine life beyond 2039 and highlights the potential for additional underground infrastructure, and hence production.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2022 - First Quarter Report

For additional information, please refer to Agnico Eagle's press release dated February 23, 2022 entitled " Agnico Eagle Reports Fourth Quarter and Full Year 2021 Results - Senior Management Changes; Record Annual Gold Production, Operating Cash Flow and Mineral Reserves; New Operational and Financial Guidance Provided Post Completion of Kirkland Lake Gold Merger; Minesite and Pipeline Projects Continue to Advance", filed on www.sedar.com.

Mantos Blancos Stream (Capstone Copper Corp.)

Osisko, through Osisko Bermuda,  owns a 100% silver stream on the Mantos Blancos mine, an open-pit mine located in the Antofagasta region of Chile, which is owned and operated by Capstone Copper Corp. ("Capstone"). On March 23, 2022, Mantos Copper Limited completed its previously announced business combination with Capstone Mining Corp. to form Capstone, a mid-tier copper producer with a diversified portfolio of high-quality, long-life operations in the Americas.

Under the stream, Osisko will receive 100% of the payable silver from the Mantos Blancos copper mine until 19.3 million ounces have been delivered (2.9 million ounces have been delivered at March 31, 2022), after which the stream percentage will be 40%. The purchase price for the silver under the Mantos Blancos stream is 8% of the monthly average silver market price for each ounce of refined silver sold and delivered and/or credited by Capstone to Osisko Bermuda.

Update on operations

Production at the Mantos Blancos mine and concentrator plant for the first quarter of 2022 of 172,438 ounces of silver (prior to offtaker deductions) was higher than the 147,423 ounces of silver in the fourth quarter of 2021, mainly due to higher material milled , partially offset by lower recoveries and silver grades.

Construction at the Mantos Blancos concentrator debottlenecking project has been completed and ramp-up is well underway. The expansion is expected to increase the throughput of the operation's sulphide concentrator plant from 4.3 million tonnes per year to 7.3 million tonnes per year and extend the life of the mine to 2035. Life-of-mine deliveries of refined silver to Osisko following commissioning of the expansion are expected to total approximately 14.9 million ounces, with annual deliveries during the first five years expected to average approximately 1.3 million ounces of refined silver, once ramp up is completed. Capstone has confirmed that studies are ongoing for a further expansion at Mantos Blancos (Phase II) that would increase throughput from 7.3 million tonnes per year to 10 million tonnes per year. For additional information, please refer to Capstone's press release dated November 30, 2021 entitled "Capstone and Mantos Copper Combine to Create Capstone Copper, a Premier Copper Producer With Transformational Near-Term Growth" filed on www.sedar.com.

Eagle Gold Royalty (Victoria Gold Corp.)

Osisko owns a 5% NSR royalty on the Dublin Gulch property, which hosts the Eagle Gold mine, owned and operated by Victoria Gold Corp. ("Victoria"). The Dublin Gulch gold property is situated in central Yukon Territory, Canada. The Eagle Gold mine poured its first gold on September 18, 2019.

Guidance - 2022

On March 24, 2022, Victoria reported production guidance of 165,000 to 190,000 ounces of gold for 2022.

Update on operations

On April 7, 2022, Victoria reported gold production in the first quarter of 2022 of 26,759 ounces. Gold production in the first quarter was, as expected, seasonally low with limited ore stacking on the heap leach pad. Tonnes stacked on the heap leach pad in the first quarter of 2022 were in line with the first quarter of 2021. Total tonnes mined were lower in the first quarter of 2022 compared to the same period last year as the company has built up sufficient stockpiles throughout 2021, therefore further mining of ore was not advantageous. Mining rates are expected to increase in future quarters as ore stacking rates on the heap leach pad accelerate. Both gold grade and metallurgical recovery continue to reconcile well against the Eagle reserve model as per Victoria.

The first quarter of 2022 should be the lowest quarter in terms of production at Eagle, given its seasonal nature with ore stacking on the heap leach pad curtailed during the 90 coldest days of the year from January to March. This period was also used for a planned six-week maintenance program on the crushing and stacking facilities.

On March 24, 2022, Victoria released an update on its "Project 250", aimed at increasing the average annual gold production of the Eagle gold mine to 250,000 ounces by 2023. The two primary opportunities to increase production are the scalping of fine ore from the crushing circuit and adjusting the seasonal stacking plan. Scalping of fine ore is expected to reduce wear and energy requirements as well as increase overall capacity of the crushing circuit. There is potential to increase design throughput of the crushing circuit by approximately 15%, thereby increasing potential annual ore stacking on the heap leach pad by approximately 1.5 million tonnes annually. Detailed engineering and procurement of equipment is underway to enable construction to start in the second half of 2022 to benefit 2023 production.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2022 - First Quarter Report

For additional information, please refer to Victoria's press release dated March 24, 2022 entitled "Victoria Gold: 2021 Fourth Quarter and Full Year 2021 Results", Victoria's press release dated March 1, 2022 entitled "Lynx Exploration Results, Dublin Gulch, Yukon Including 2.0 g/t over 32 meters" and Victoria's press release dated April 7, 2022 entitled "Victoria Gold: Eagle Gold Mine Q1 2022 Operational Highlights", filed on www.sedar.com.

Update on Exploration

On February 28 and March 1, 2022, Victoria Gold announced assay results from the 2021 Dublin Gulch drill program on the Raven and Lynx targets. During the 2021 season, 20,000 metres of diamond drilling were completed across the claim package. The 2021 program successfully doubled the strike length of Raven to ~1.3 kilometres, particularly to the west in an area covered by overlying metasedimentary rocks. Highlighted assay results from the first 19 Raven drill holes include 1.25 g/t Au over 70 metres and 1.74 g/t Au over 15.1 metres. In 2022, Victoria is targeting an inaugural mineral resource estimate for Raven and an additional 20,000 metres of drilling.

Highlighted assay results from the first 6 holes on Lynx include 2.0 g/t Au over 32.3 metres and 3.42 g/t Au over 18.3 metres. Mineralization at the Lynx target resembles the Raven and Nugget deposits, and extends over a strike length of 600 metres while remaining open to the east, west, and at depth.

Éléonore Royalty (Newmont Corporation)

Osisko owns a sliding scale 2.2% to 3.5% NSR royalty on the Éléonore gold property located in the Province of Québec and operated by Newmont Corporation ("Newmont"). Osisko currently receives a NSR royalty of 2.2% on production at the Éléonore mine.

Guidance - 2022

On December 2, 2021, Newmont provided 2022 guidance for the Éléonore mine of 275,000 ounces of gold.

Update on operations and reserve and resource estimates

On April 22, 2022, Newmont announced sales of 50,000 ounces of gold at Éléonore during the first quarter of 2022, compared to 61,000 ounces in the first quarter of 2021, due to lower ore grades milled.

On February 24, 2022, Newmont reported a reserve increase, net of depletion, of 560,000 ounces of gold. Probable reserves now comprise 11.2 million tonnes grading 5.05 g/t Au for 1.82 million ounces of gold.

For additional information, please refer to Newmont press release dated December 2, 2021 entitled "Newmont Provides 2022 and Longer-term Outlook", Newmont's press release dated February 24, 2022 entitled "Newmont Reports 2021 Mineral Reserves of 93 million Gold Ounces and 65 million Gold Equivalent Ounces, and Newmont's press release dated April 22, 2022 entitled "Newmont Announces First Quarter 2022 Results", filed on www.sedar.com.

Sasa Stream (Central Asia Metals plc)

Osisko, through Osisko Bermuda, owns a 100% silver stream on the Sasa mine, operated by Central Asia Metals plc ("Central Asia") and located in Macedonia. The Sasa mine is one of the largest zinc, lead and silver mines in Europe, producing approximately 30,000 tonnes of lead, 23,000 tonnes of zinc and 400,000 ounces of silver in concentrates per annum. Osisko Bermuda's entitlement under the Sasa stream applies to 100% of the payable silver production in exchange for US$5 per ounce (plus refining costs) of refined silver increased annually from 2017, based on inflation (currently US$6.05 per ounce).

Update on operations

On April 7, 2022, Central Asia reported sales of 74,795 ounces of payable silver in the first quarter of 2022.

For more information on the Sasa mine, refer to Central Asia's press release dated April 7, 2022, entitled "Q1 2022 Operations Update" available on their website at www.centralasiametals.com.

Seabee Royalty (SSR Mining Inc.)

Osisko holds a 3% NSR royalty on the Seabee gold operations operated by SSR Mining Inc. ("SSR Mining") and located in Saskatchewan, Canada.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2022 - First Quarter Report

Guidance - 2022

On January 31, 2022, SSR Mining reported that it expects to produce between 115,000 to 125,000 ounces of gold at Seabee in 2022, with a mid-point of 119,000 ounces of gold.

Update on operations

On May 3, 2022, SSR Mining announced record quarterly production of  52,582 ounces of gold as processed grades of 17.8 g/t Au were well above plan. The increase in gold production was the result of a mill feed grade of 17.8 g/t during the first quarter of 2022, a 110% increase compared to the same period in 2021, as mining accessed a continuation of a very high grade zone outside of the mineral reserve that was first mined in the second quarter of 2021. Seabee also benefited from continued operational excellence initiatives that drove improved mine performance in the first quarter, including a quarterly record of 102,528 tonnes mined (approximately 1,150 tonnes per day). Grades are expected to return closer to plan (approximately 9.2 g/t Au) through the remainder of 2022.

On January 31, 2022, SSR Mining announced the 2022 exploration and resource development expenditures estimated at $15 million with a focus on expansion and definition of the Santoy Gap Hanging Wall and surface drill programs at the Seabee and Fisher properties (Fisher is not covered by the royalty).

Reserve and resource estimates

On February 23, 2022, SSR Mining announced a mine life extension at the Seabee mine to 2028 based on an updated mineral reserve estimate of 2.7 million tonnes grading 6.72 g/t Au for 580,000 ounces of gold. This estimate does not incorporate any of the Measured and Indicated resources totaling 0.87 million tonnes grading 12.85 g/t Au for 359,000 ounces of gold, or the Inferred resources totaling 2.75 million tonnes grading 6.05 g/t Au for 536,000 ounces of gold.

Seabee has been in continuous operation for 30 years and has demonstrated a track record of continued mineral reserve replacement that SSR Mining expects to continue into the future.

For more information, refer to SSR Mining's press release dated January 31, 2022 entitled "SSR Mining Achieves Top End of 2021 Production Guidance, Beats AISC Guidance, Outlines Three-Year Outlook and Intends to Increase 2022 Dividend by 40%", SSR Mining's press release dated February 23, 2022 entitled "SSR Mining Reports Fourth Quarter and Full Year 2021 Results", and SSR Mining's press release dated May 3, 2022 entitled "SSR Mining Reports First Quarter 2022 Results", filed on www.sedar.com.

Gibraltar Stream (Taseko Mines Limited)

Osisko owns a 100% silver stream on Taseko Mines Limited ("Taseko") attributable portion of the Gibraltar copper mine ("Gibraltar"), held by Gibraltar Mines Ltd. ("Gibco") and located in British Columbia, Canada. Under the stream agreement, Osisko will receive from Taseko an amount equal to 100% of Gibco's share of silver production (representing 75% of the Gibraltar mine production) until the delivery to Osisko of 5.9 million ounces of silver and 35% of Gibco's share of silver production thereafter. Since April 2020, there is no transfer price for the silver ounces acquired. As of March 31, 2022, a total of 0.9 million ounces of silver have been delivered under the stream agreement.

On March 31, 2022, Taseko announced a 40% increase to Proven and Probable reserves at its 75%-owned Gibraltar copper mine in central British Columbia.  The updated reserve at Gibraltar underpins a 23-year mine life producing on average approximately 129 million pounds of copper and 2.3 million pounds of molybdenum annually. Taseko does not report the silver content of their reserve estimates.

For more information, refer to Taseko's press release dated March 31, 2022 entitled "Taseko Announces a 40% Increase in Gibraltar Proven and Probable Reserves", filed on www.sedar.com.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2022 - First Quarter Report

Island Gold Royalty (Alamos Gold Inc.)

Osisko owns NSR royalties ranging from 1.38% to 3.00% on the Island Gold mine property (all of the current resources and reserves are covered by the royalties), operated by Alamos Gold Inc. ("Alamos") and located in Ontario, Canada.

Guidance - 2022

On January 17, 2022, Alamos reported its 2022 guidance for Island Gold of 125,000 to 135,000 ounces of gold. Gold production at Island Gold is expected to decrease slightly in 2022, reflecting lower planned grades which is consistent with the mineral reserve grade and the Phase III expansion study released in 2020 ("Phase III Study"). Mining and processing rates are expected to be consistent with 2021 and average 1,200 tpd. As outlined in the Phase III Study, grades mined are expected to decrease below the average mineral reserve grade in 2023 followed by an increase above the average mineral reserve grade in 2024 driving production higher.

Update on operations

On April 27, 2022, Alamos reported gold production of 24,500 ounces at Island Gold in the first quarter of 2022 with total cash costs and mine-site AISC above annual guidance reflecting lower grades mined due to mine sequencing. Consistent with annual guidance, grades mined are expected to increase through the remainder of year driving production higher and costs lower.

On March 16, 2022, Alamos announced the Closure Plan Amendment for the Island Gold mine has been filed by the Ontario Government and on April 11, 2022, Alamos announced the groundbreaking for the Island Gold mine expansion. These represent significant milestones for the operation, allowing for ramp up of construction activities on the Phase III expansion, including the pre-sink of the shaft which is expected to begin mid-2022. As outlined in the Phase III expansion study released in July 2020, the expansion is expected to drive production approximately 70% higher to average 236,000 ounces of gold per year at industry low mine-site all-in sustaining costs of $534 per ounce once completed in 2025. Since the completion of the study, mineral reserves and resources have increased 37% to total 5.1 million ounces of gold as of the end of 2021. This growth will be incorporated into an updated mine plan which is expected to be released mid-2022.

Reserves and resources

On February 22, 2022, Alamos announced that the Island Gold mine Mineral Reserves and Resources increased across all categories, including a 2% increase in mineral reserves (1.5 million ounces from 4.1 million tonnes grading 10.12 g/t Au) and an 8% increase in Inferred mineral resources (3.5 million ounces from 7.9 million tonnes grading 13.59 g/t Au). An updated mine plan is set to be released mid-2022, incorporating the 1.2 million ounce increase in Inferred Resources since the completion of the Phase III Expansion study published in July 2020. The optimized mine plan is also expected to incorporate higher-grade material in proximity to the planned shaft bottom earlier in the mine life. This change in mine plan should contribute to a higher proportion of production coming from areas covered by Osisko's 3% NSR royalty earlier in the mine plan versus production from areas covered by Osisko's 1.38% NSR royalty.

Exploration update

On January 17, 2022, Alamos announced that a total of $22 million has been budgeted for surface and underground exploration at Island Gold in 2022. The exploration focus remains on defining additional near mine mineral resources across the two-kilometre long Island Gold Main Zone (Island Main, West, and East), as well as advancing and evaluating several regional targets. The 2021 exploration program was successful in extending high-grade mineralization across the Island Gold Main Zone, particularly in Island East. This included the best hole drilled to date at Island Gold (71.21 g/t Au (39.24 g/t cut) over 21.33 metres true width), extending high grade mineralization down-plunge from existing Mineral Resources. High grade mineralization was also intersected in a 300 metres step out hole, the deepest drilled to date, confirming that high grade mineralization extends well beyond mineral resources to a depth of more than 1,700 metres. These results highlight the significant potential for further growth in mineral reserves and resources.

The 2022 surface and underground exploration drilling program will continue to test the lateral and down-plunge extensions of Island East as well as an increased focus on Island Main and West. This includes 30,000 metres of surface directional drilling and 30,000 metres of underground exploration drilling.

For more information, refer to Alamos' press release dated January 17, 2022 entitled "Alamos Gold Reports Fourth Quarter 2021 Production and Provides Three-Year Production and Operating Guidance", Alamos' press release dated February 22, 2022 entitled "Alamos Gold Reports Mineral Reserves and Resources for the Year-Ended 2021", Alamos' press release dated March 16, 2022 entitled "Alamos Gold Announces Significant Permitting Milestone at Island Gold with

Filing of Closure Plan Amendment", and Alamos' press release dated April 27, 2022 entitled "Alamos Gold Reports First Quarter 2022 Results", all filed on www.sedar.com.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2022 - First Quarter Report

Renard Stream (Stornoway Diamonds (Canada) Inc.)

Osisko owns a 9.6% diamond stream on the Renard diamond mine operated by Stornoway Diamonds (Canada) Inc. ("Stornoway") and located approximately 350 kilometres north of Chibougamau in the James Bay region of north-central Québec. The Renard stream is secured by a first-ranking security interest over all assets and properties of Stornoway.

A credit bid transaction was closed on November 1, 2019 and Osisko is now a 35.1% shareholder of the company holding the Renard diamond mine, which is considered as an associate since that date.

Under the stream agreement, upon the completion of a sale of diamonds, Osisko remits to Stornoway a cash transfer payment which equals to the lesser of 40% of achieved sales price and US$40 per carat. For the purpose of calculating stream remittances, Stornoway shall separately sell any diamonds smaller than the +7 DTC sieve size that are recovered in excess of the maximum agreed-upon proportion within a sale of run of mine ("ROM") diamonds (the excess small diamonds, or incidentals). In this manner, Stornoway shall restrict the proportion of small diamonds contained in a ROM sale such that the streamers and Stornoway will be fully aligned on upside price exposure with downside protection on price and product mix.

Update on operations

Stornoway's focus has been on cost reduction while the diamond market recovered. During the first quarter of 2022, the company sold 409,120 carats at an average price of US$143.19 per carat.

Stornoway's cost reductions, coupled with strengthening diamond prices resulted in positive cash generation from Renard and no additional drawdowns on the Stornoway working capital facility in 2021. Stornoway repaid $3.9 million to Osisko, or approximately 50% of the Stornoway working capital facility (and interest receivable) outstanding at the end of December 2021.

On April 29, 2022, Stornoway, the Renard streamers and the Stornoway secured creditors completed amendments to the Renard atream and secured debt of Stornoway, pursuant to which:

  The amounts outstanding under the Stornoway working capital facility were repaid in full on April 29, 2022 (Stornoway repaid $4.0 million to Osisko, including interests receivable);
  Osisko's stream will reactivate and Osisko will no longer automatically reinvest proceeds into the Stornoway bridge facility, so long as Stornoway satisfies certain minimum cash thresholds at the end of each quarter;
  In the event that Stornoway does not satisfy minimum cash thresholds at the end of a given quarter, the Renard streamers will be required to resume reinvesting all or a portion of their net proceeds under the Renard stream. Any amounts deferred under the stream pursuant to this mechanism will be accrued to a new facility which is to be repaid by Stornoway at the end of the calendar year via cash sweep; and
  The maturity date of the Stornoway bridge facility (with a principal amount totaling US$22.9 million ($28.6 million) attributable to Osisko) has been extended to December 31, 2025, subject to further extension to December 2028 in certain events. Certain amounts outstanding under a portion the Stornoway Bridge Facility are subject to early repayment at the end of each year to the extent that Stornoway then satisfies certain excess cash thresholds.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2022 - First Quarter Report

Equity Investments

The Company's assets include a portfolio of shares, mainly of publicly traded exploration and development mining companies. Osisko invests, and intends to continue to invest, from time to time in companies where it holds a royalty, stream or other interest and in various companies within the mining industry for investment purposes and with the objective of improving its ability to acquire future royalties, streams or other interests. In addition to investment objectives, in some cases, the Company may decide to take a more active role, including providing management personnel and/or administrative support, as well as nominating individuals to the investee's board of directors. These investments are reflected in investments in associates in the consolidated financial statements and include mainly Osisko Mining Inc. ("Osisko Mining"), Osisko Metals Incorporated ("Osisko Metals") and Falco Resources Ltd. ("Falco"). Certain equity positions, including Falco, were transferred to Osisko Development as part of the reverse take-over transaction completed in 2020.

Osisko Gold Royalties and Osisko Development may, from time to time and without further notice except as required by law or regulations, increase or decrease their investments at their discretion.

During the three months ended March 31, 2022, Osisko acquired equity investments for $0.6 million (acquisitions were realized by Osisko Gold Royalties) and disposed equity investments for $21.1 million (disposals were realized by Osisko Development).

Fair value of marketable securities

The following table presents the carrying value and fair value of the investments in marketable securities (excluding notes and warrants) as at March 31, 2022 (in thousands of dollars):

	Osisko Gold Royalties		Osisko Development		Consolidated
Investments	Carrying value (i)	Fair Value (ii)	Carrying value (i)	Fair value (ii)	Carrying value (i)	Fair value (ii)
	$	$	$	$	$	$

Associates	117,054	212,029	12,633	39,628	129.687	251,657
Other	36,909	36,909	21,147	21,147	58,056	58,056
	153,963	248,938	33,780	60,775	187,743	309,713

(i) The carrying value corresponds to the amount recorded on the consolidated balance sheet, which is the equity method for investments in associates and the fair value for the other investments, as per IFRS 9, Financial Instruments.

(ii) The fair value corresponds to the quoted price of the investments in a recognized stock exchange as at March 31, 2022.

Main Investments

The following table presents the main investments of the Company in marketable securities as at March 31, 2022:

Investment	Company Holding the Investment	Number of Shares Held	Ownership
			%

Osisko Mining	Osisko Gold Royalties	50,023,569	14.4
Osisko Metals	Osisko Gold Royalties	31,127,397	15.4
Falco	Osisko Development (i)	46,885,240	17.3

(i) The investment is held by Barkerville Gold Mines Ltd, a wholly-owned subsidiary of Osisko Development.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2022 - First Quarter Report

Osisko Mining Inc.

Osisko Mining is a Canadian gold exploration and development company focused on its Windfall gold project. Osisko holds a 2.0% - 3.0% NSR royalty on the Windfall gold project, for which a positive preliminary economic assessment was released in April 2021.

In April 2021, Osisko Mining released an updated preliminary economic assessment with a 39% after-tax internal rate of return and a $1.5 billion after-tax net present value, using a gold price of US$1,500 per ounce. The updated preliminary economic assessment shows an average gold production of 238,000 ounces per year of an 18 year life-of-mine. The first seven years of full production is expected to average 300,000 ounces per year at an average diluted grade of 8.1 g/t Au. For more information, refer to Osisko Mining's press release dated April 7, 2021 entitled "Osisko Mining Delivers Positive PEA Update for Windfall", filed on www.sedar.com.

On January 10, 2022, Osisko Mining provided an updated mineral resource estimate on Windfall. Measured and Indicated resources are estimated at 3.2 million ounces of gold, an increase of 73%, at an average grade of 10.5 g/t (cut-off grade of 3.5 g/t), an increase of 9%. Inferred resources are estimated at 3.6 million ounces of gold at an average grade of 8.6 g/t, reflecting a grade increase of 8%. For more information, refer to Osisko Mining's press release dated January 10, 2022 entitled "Osisko Delivers Updated Windfall Resource Estimate", filed on www.sedar.com.

On February 28, 2022, Osisko Mining announced that it has entered into a memorandum of understanding ("MOU") with the Cree First Nation of Waswanipi (the "CFNW") whereby the CFNW will provide hydroelectric power to the Windfall project. The CFNW will finance, build, own and operate a 120kV transmission line that will transport hydroelectricity to the Windfall project and surrounding area. As an end user, Osisko Mining will pay transportation fees to the CFNW. The MOU outlines the principal terms of the agreement between Osisko Mining and the CFNW which will ensure delivery of hydroelectricity to Osisko Mining's Windfall project for a nominal period of 18 years, with further extensions over the life of the Windfall mill.

For more information, please refer to Osisko Mining's press releases available on www.sedar.com and on their website (www.osiskomining.com).

As at March 31, 2022, the Company held 50,023,569 common shares representing a 14.4% interest in Osisko Mining (14.4% as at December 31, 2021). The Company concluded that it exercises significant influence over Osisko Mining and accounts for its investment using the equity method.

Osisko Metals Incorporated

Osisko Metals is a Canadian base metal exploration and development company with a focus on copper and zinc mineral assets. The company's flagship properties are the Pine Point mining camp, located in the Northwest Territories and the Gaspé Copper mine, located in Québec. The Company owns a 3.0% NSR royalty on the Pine Point mining camp.

On June 15, 2020, Osisko Metals released a positive independent preliminary economic assessment on the Pine Point project, including the results of an updated mineral resource estimate that converted approximately 25.5% of the global resource to the Indicated mineral resource category. The preliminary economic assessment showed an estimated internal rate of return of 29.6% and a mine life of 10 years. The updated mineral resource estimate highlighted Indicated mineral resources of 12.9 million tonnes grading 6.29% zinc equivalent ("ZnEq") (4.56% Zn and 1.73% Pb). Inferred mineral resources are estimated at 37.6 million tonnes grading 6.80% ZnEq (4.89% Zn and 1.91% Pb). For more information, refer to Osisko Metals' press release dated June 15, 2020 entitled "Osisko Metals Releases Positive Pine Point PEA", filed on www.sedar.com.

On March 21, 2022, Osisko Metals announced further results from the definition drilling program at its Pine Point project. The company is nearing completion of the 2022 preliminary economic assessment update that will include updated commodity prices and reduced dewatering costs.

On March 28, 2022, Osisko Metals announces that it signed a binding term sheet with Glencore Canada Corporation ("Glencore"), providing Osisko Metals with an option to acquire a 100% interest in the past-producing Gaspé Copper Mine located near Murdochville, Québec for an up-front payment of US$25 million, to be paid by Osisko Metals by way of a convertible note issued to Glencore upon the successful closing of the transaction, and a cash payment of US$20 million, payable upon start of commercial production. Osisko Metals must also incur drilling costs of $5 million before June 30, 2022, to test oxidation levels within the mineralization that surrounds the historical Mount Copper open pit deposit.

As at March 31, 2022, the Company held 31,127,397 common shares representing a 15.4% interest in Osisko Metals (15.4% as at December 31, 2021). The Company concluded that it exercises significant influence over Osisko Metals and accounts for its investment using the equity method.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2022 - First Quarter Report

Falco Resources Ltd.

Falco's main asset is the Horne 5 gold project, for which a positive updated feasibility study was released in March 2021. For more information, refer to Falco's press release dated March 24, 2021 and entitled "Updated Feasibility Study Confirms Significant Value of the Horne 5 Project" and filed on www.sedar.com.

The feasibility study was updated to reflect the improved commodity prices, the silver stream financing arrangement with Osisko and the copper and zinc concentrate offtake agreements with Glencore. The capital and operating costs were reviewed to reflect current market conditions for labour, supplies and services. At a gold price of US$1,600 per ounce, the updated feasibility study shows that the Horne 5 Project would generate an after-tax net present value, at a 5% discount rate, of $761 million and an after-tax internal rate of return of 18.9%.

In June 2021, Falco entered into an agreement in principle with Glencore establishing the framework of the terms and conditions (the "Agreement in Principle") pursuant to which the parties will enter into the Principal Operating License and Indemnity Agreement (the "OLIA") in order to enable Falco to develop and operate its Horne 5 project. The Agreement in Principle outlines the terms to be included in the OLIA which will establish the framework to govern Falco's development and operation of its Horne 5 project.

For more information, refer to Falco's press release dated June 28, 2021 entitled "Falco Enters into an Agreement in Principle with Glencore Regarding Horne 5 Development and Operating License", filed on www.sedar.com.

In February 2019, Osisko provided Falco with a senior secured silver stream credit facility ("Falco Silver Stream") with reference to up to 100% of the future silver produced from the Horne 5 property ("Horne 5") located in Rouyn-Noranda, Québec. As part of the Falco Silver Stream, Osisko will make staged upfront cash deposits to Falco of up to $180.0 million and will make ongoing payments equal to 20% of the spot price of silver, to a maximum of US$6.00 per ounce. The Falco Silver Stream is secured by a first priority lien on the project and all assets of Falco. However, Osisko agreed to subordinate its first priority in favor of Glencore pending the repayment of a short-term loan to Glencore by Falco. The first installment of $25.0 million was made at the closing of the Falco Silver Stream and an additional advance of $10.0 million on the second installment ($20.0 million) was made in August 2021.

As at March 31, 2022, Osisko Development held 46,885,240 common shares representing a 17.3% interest in Falco (17.3% as at December 31, 2021). The Company concluded that it exercises significant influence over Falco and accounts for its investment using the equity method.

Sustainability Activities

As a capital provider, the Company bears significant responsibility to promote and uphold sustainable business practices to maximize long-term value for all stakeholders. Osisko regularly reviews which ESG topics are most material to its business, either directly or indirectly through the activities of its mining partners.

A thorough review of these topics can be found in the second edition of the Company's ESG report, Growing Responsibly, which was published on April 19, 2022 and is available on Osisko's website (https://osiskogr.com/en/esg-reporting/).

As highlighted in the report, Osisko advanced its management of ESG matters in 2021 with notable achievements across all areas. The following are select highlights of Osisko's commitment to growing sustainably:

  Committed to the UN Global Compact to formally align with its Ten Principles;
  Formed a strategic partnership with Carbon Streaming Corporation to promote global decarbonisation and biodiversity efforts through carbon credit streaming transactions;
  Engaged a third party expert to provide an initial estimate of Scope 3 GHG emissions intensity attributable to Osisko's share of the revenue from its portfolio;
  Enhanced reporting by aligning Osisko's disclosure with Sustainability Account Standards Board ("SASB") industry standards; and
  Maintained a leading position within MSCI's ESG rating and improved Osisko's position in Sustainalytics precious metals ESG ranking.

The Company is not actively involved in the operation of the projects from which it derives revenues, but is indirectly exposed to ESG risks that may impact stakeholders and its operations. Osisko's strategy to mitigate ESG risks consists of evaluating the risk factors related to a mining asset before making an investment and by closely monitoring an asset's performance post-transaction. Potential investments are evaluated by Osisko's multi-disciplinary team of professionals, which have an extensive experience and expertise in all aspects of mine development and operations.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2022 - First Quarter Report

In addition to the Company's due diligence efforts, Osisko is continuously monitoring the activities of the mining operators where it holds a royalty, stream or other interest to ensure they are performing according to expectations, continue to be compliant with all regulations, and are meeting the highest industry standards in relevant areas.

The Company's revenues are generated from operations that produce CO2 emissions and have other environmental impacts. Considering the importance of conducting business in a manner that protects the environment and ensures long-term sustainable development of natural resources, Osisko is continuously seeking to improve its programs and policies in order to reduce the Company's global GHG emissions footprint, and in a foreseeable future to offset them.

The recent partnership between Osisko and Carbon Streaming Corporation, a new carbon credit streaming company, demonstrates that the Company can extend its existing streaming business model to help promote decarbonisation initiatives.

As Osisko's business is royalty-based and revenues are derived from third-parties, the Company does not engage in any Scope 1 emissions generating activities. Scope 2 emissions are minor and relate primarily to energy related emissions resulting from the use of electricity in its office spaces.

In 2021, Osisko undertook a study to identify which Scope 3 emissions sources could be factored into its annual accounting and reporting boundary. Emissions associated with its investments - Category 15 - was highlighted as one potential source for future consideration. To better understand Osisko's potential share of emissions from investments, the Company engaged Skarn Associates ("Skarn"), a market leader in quantifying and benchmarking asset-level GHG emissions in the mining sector. With the assistance of Skarn, Osisko completed an initial review of the GHG emissions generated by the producing assets in its portfolio. The proportionate share of these carbon emissions was hen divided by its proportionate share of revenue or production to quantify a carbon intensity per GEO earned. In 2020, Osisko's carbon intensity was estimated at approximately 0.38 tonnes of CO2 per GEO. By comparison, based on Skarn's benchmarking data, Osisko's carbon intensity per GEO is in the lowest quartile amongst approximately 160 producing precious metal mining companies.  The results of this initial study further demonstrate the high-quality nature of the assets Osisko has an interest in and the significant and ongoing efforts the Company's mining partners undertake to operate responsibly, address ESG issues as they emerge and respond to the expectations of their stakeholders. Osisko intends to continue to align itself with like-minded partners in order to drive long-term value for stakeholders through sustainable business practices.

Mining Exploration and Evaluation / Development Activities

Following the spin-out of the mining activities of Osisko Gold Royalties to Osisko Development in November 2020, all mining exploration, evaluation and development assets and activities are now held, operated and financed exclusively by Osisko Development.

During the first quarter of 2022, investments in mining assets and plant and equipment amounted to $16.6 million, mostly on the Cariboo gold property and San Antonio gold project, both operated by Osisko Development.

Cariboo gold property

Exploration activities

A total of 152,500 metres were drilled in 2021 on the Cariboo gold property as part of the exploration and category conversion drill program to support the ongoing feasibility study. The drilling commenced in January 2021 and was completed in October 2021 with up to 12 diamond drill rigs utilized during the campaign. By deposit, a total of 61,000 metres were drilled at Shaft, 49,500 metres at Valley, 30,000 metres at Lowhee and 10,700 metres at Mosquito. An additional 1,500 metres were drilled at Quesnel River.  The drilling confirmed down dip extensions of mineralized vein corridors and high-grade intercepts within the current mineral resource estimate. The mineral resource estimate incorporates eight deposit areas; the Shaft and Mosquito Creek deposits on Island Mountain, Cow and Valley deposits on Cow Mountain, and Lowhee, KL, BC Vein and Bonanza Ledge deposits on Barkerville Mountain at a cut-off grade of 2.1 g/t Au. The objective of the 2021 exploration and delineation program is to convert inferred resources to indicated resources to support reserves for the ongoing feasibility study and to increase overall ounces in the inferred and indicated resource categories by exploring the depth and strike potential of the known deposits.

The Company recommenced drilling in the first quarter of 2022 with one diamond drill rig at Lowhee Zone to further delineate vein corridors. During the first quarter of 2022, the Company announced drilling results from the 2021 exploration and category conversion diamond drill program campaign which included assays on Lowhee Zone (Barkerville Mountain).

For further details on the exploration drilling results, please refer to Osisko Development's press releases filed on SEDAR (www.sedar.com) and on Osisko Development's website (www.osiskodev.com).

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2022 - First Quarter Report

Mineral resource estimate

In October 2020, Osisko announced an updated mineral resource estimate for the Cariboo gold project of 3.2 million ounces of gold (21.4 million tonnes grading 4.6 g/t Au) in the Measured and Indicated resource category, and 2.7 million ounces of gold (21.6 million tonnes grading 3.9 g/t Au) in the Inferred resource category. Metallurgical testing has shown that the mineralization can be effectively upgraded by flotation and x-ray transmission ore-sorting, owing to the strong association of gold with pyrite. The concentrates can then be processed at the wholly-owned Quesnel River mill.

For more information, refer to Barkerville Gold Mines NI 43-101 Technical Report entitled "NI 43-101 Technical Report and Mineral Resource Estimate for the Cariboo Gold Project, British Columbia, Canada" (the "Technical Report") filed on SEDAR (www.sedar.com) on November 17, 2020 under Osisko Gold Royalties' profile.

Permitting and Environmental Assessment Process

On October 27, 2021 the Province of British Columbia, Lhtako Dené First Nation and Osisko Development announced the approval of amendments to Mines Act Permits M-238 and M-198 allowing for the expansion of the existing Bonanza Ledge Phase II underground mine. These amendments support the ongoing employment of 127 workers at the mine. The expansion of the Bonanza Ledge 2 project allows for continuity of certain mining activities while the Cariboo gold project environmental assessment proceeds.

Osisko Development started an Environmental Assessment Process ("EA") in spring of 2019 for the Cariboo gold project.  The project has completed several milestones to obtaining the EA Certificate planned in the fourth quarter of 2022.

The following is a summary of the steps completed and to be completed to obtain the EA Certificate that will grant Osisko Development the right to apply for the permit of the Cariboo gold project:

✓ Early Engagement - Completed, initial project description and summary of engagement

✓ EA Readiness Decision - Completed, detailed project description, received notice of consent

✓ Processing planning - Completed

✓ Application Development & Review - Application submitted and under review

  Effects of Assessment
  Recommendation
  Decision
  Post Certificate

Bonanza Ledge Phase II project

The Bonanza Ledge II project is a small scale and short life project, which allows Osisko Development to facilitate (i) opportunities for managing historical reclamation obligations inherited by the company, (ii) hands on training and commissioning of the company's mining and processing complex for the Cariboo Gold project and (iii) maintain the economic and social benefits for the First Nations partners and communities.  The Bonanza Ledge II project is anticipated to be mined and all ore processed by the end of the third quarter in 2022.

2022 Objectives

Regional greenfield exploration is planned for the second and third quarters of 2022 to continue the geochemical sampling and geological mapping of the Quesnel Terrane properties with focus on the Cayenne property.

Osisko Development started mining operations at its Bonanza Ledge Phase II project in the first quarter of 2021 as it was granted in the first quarter of 2021 a notice of departure from the Ministry of Energy, Mines and Low Carbon Innovation of British Columbia.  Osisko Development announced on October 27, 2021 receipt of the final permits for the Bonanza Ledge Phase II mine and Quesnel River mill. The Cow Mountain Underground Bulk Sample Permit was received in July 2021. The underground portal was completed in the fourth quarter of 2021 and Osisko Development has commenced the bulk sample activities.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2022 - First Quarter Report

San Antonio gold project

The San Antonio gold project is a past-producing oxide copper mine located in Sonora, Mexico. In 2020, following the acquisition of the project, Osisko Development concentrated its efforts in obtaining the required permits and amendments to the permits to perform its activities. Osisko Development has filed preventive reports for the processing of the gold stockpile on site and for a 15,000-metre drilling program for the Sapuchi, Golfo de Oro and California zones.

Permitting

Osisko Development continued the various permitting activities started in 2020. These activities consist of obtaining the permits for the MIA and the change of Use of Land while continuing the work required to complete the environmental baseline study.  Applications were submitted for four new mining claims, Sapuchi E-82/40881, Sapuchi 2 E-82/40882, Sapuchi 3 E-82/40883, Sapuchi 4 E-82/40888.

Exploration Program

A two phase 45,000-metre drilling campaign was initiated during the second quarter of 2021. The objective of the drill program was to conduct exploration and resource drilling at a spacing of 25 metres and historic drilling validation for the three main target areas; Sapuchi, California and Golfo de Oro.  A total of 27,900 metres were drilled in 177 holes in 2021, representing 62% of the budgeted drill plan.

Stockpile

During the first quarter of 2022, Osisko Development commenced processing its stockpile inventory through sodium cyanide heap leach pads ("heap leach pad") and carbon-in-column processing plant.  As of March 31, 2022, Osisko Develppment had loaded carbon concentrate ready for refining and expects to realize its first gold sales in the second quarter of 2022.

2022 Objectives

Osisko Development will continue to focus its efforts on the stockpile processing and will continue to advance its current permit applications.

Proposed acquisition of Tintic by Osisko Development

On January 25, 2022, Osisko Development announced that it had entered into definitive agreements (together, the "Agreements") with IG Tintic LLC and Ruby Hollow LLC (together the "Vendors") to acquire 100% of Tintic Consolidated Metals LLC. On completion of the Tintic Transaction, Osisko Development will acquire 100% ownership of the producing Trixie Mine ("Trixie"), as well as mineral claims covering more than 17,000 acres (including over 14,200 acres of which are patented) in Central Utah's historic Tintic Mining District.

Pursuant to the terms of the Tintic Transaction, Osisko Development will acquire 100% of Tintic from the Vendors for aggregate payments at closing totaling approximately US$177 million, of which approximately US$54 million will be paid in cash and approximately US$123 million will be paid by the issuance of 35,099,611 common shares of Osisko Development at a price of C$4.3183 per share (as adjusted by the 3:1 share consolidation, effective in May 4, 2022).

In addition, Osisko Development will pay the Vendors: (i) deferred payments of US$12.5 million payable in equal instalments annually over five years in cash or common shares at Osisko Development's election; (ii) two 1% NSR royalty grants, each with a 50% buyback right in favour of Osisko Development for US$7.5 million which is exercisable within 5 years; (iii) a right to receive the financial equivalent of 10% of the net smelter returns from stockpiled ore extracted from Trixie since January 1, 2018 and sitting on surface; (iv) the set-off of a US$5 million loan owed to Osisko Development; and (v) US$10 million contingent upon commencement of production at the Burgin Mine.

Osisko Bermuda has entered into a non-binding metals stream term sheet with a wholly-owned subsidiary of Osisko Development. The upfront cash payment under the Tintic Stream, of at least US$20 million and up to US$40 million, will be used by Osisko Development to fund a portion of the cash consideration payable on closing of the Tintic Transaction. In the event that the full amount of US$40 million is drawn, Osisko Development will deliver to Osisko Bermuda a maximum of 5% of all metals produced from the Tintic property up to a maximum of 53,400 ounces of refined gold and 4.0% thereafter.

The Tintic Transaction is expected to close in the second quarter of 2022, subject to satisfaction of regulatory approvals and customary closing conditions.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2022 - First Quarter Report

Dividend Reinvestment Plan

Osisko Gold Royalties has a dividend reinvestment plan ("DRIP") that allows Canadian and U.S. shareholders to reinvest their cash dividends into additional common shares either purchased on the open market through the facilities of the TSX or the NYSE, or issued directly from treasury by the Company, or acquired by a combination thereof. In the case of a treasury issuance, the price will be the weighted average price of the common shares on the TSX or the NYSE during the five trading days immediately preceding the dividend payment date, less a discount, if any, of up to 5%, at the Company's sole election.

As at March 31, 2022, the holders of 7,498,987 common shares had elected to participate in the DRIP, representing dividends payable of $0.4 million. During the three months ended March 31, 2022, the Company issued 29,929 common shares under the DRIP, at a discount rate of 3%. On April 14, 2022, 24,415 common shares were issued under the DRIP at a discount rate of 3%.

Normal Course Issuer Bid

In December 2021, Osisko Gold Royalties renewed its normal course issuer bid ("NCIB") program. Under the terms of the 2022 NCIB program, Osisko Gold Royalties may acquire up to 16,530,668 of its common shares from time to time in accordance with the normal course issuer bid procedures of the TSX. Repurchases under the 2022 NCIB program are authorized until December 11, 2022. Daily purchases will be limited to 87,264 common shares, other than block purchase exemptions, representing 25% of the average daily trading volume of the common shares on the TSX for the six-month period ending November 30, 2021, being 349,057 common Shares.

During the three months ended March 31, 2022, the Company purchased for cancellation a total of 347,492 common shares for $4.9 million (average acquisition price per share of $14.04) under its 2022 NCIB program.

Gold Market and Currency

Gold Market

The gold price rose more than 6% during the first quarter of 2022 and posted its best quarterly performance since the second quarter of 2020. Gold price reached US$2,070 in March, very close to its August 2020 all-time high, after Russia launched a military attack on Ukraine. Gold prices recorded a volatile performance in the first quarter of 2022 and have fluctuated in the US$251 per ounce range. Gold closed the first quarter of 2022 at US$1,942 per ounce, up US$122 per ounce from the close of last year of US$1,820 per ounce. Gold price averaged US$1,877 per ounce in the first quarter of 2022, US$83 per ounce higher when compared to the average price of the first quarter of 2021.

The historical price is as follows:

(US$/ounce of gold)	High	Low	Average	Close

2022 - Q1	$2,039	$1,788	$1,877	$1,942
2021	1,943	1,684	1,799	1,820
2020	2,067	1,474	1,770	1,888
2019	1,545	1,270	1,393	1,515
2018	1,355	1,178	1,268	1,279

In Canadian dollar terms, the average gold price per ounce averaged $2,377 in the first quarter of 2022 compared to $2,271 in the first quarter of 2021. The gold price closed the first quarter of 2022 at $2,427 per ounce, up $119 per ounce from December 31, 2021.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2022 - First Quarter Report

Currency

The Canadian dollar traded between 1.2470 and 1.2867 in the first quarter of 2022 to close at 1.2496 compared to a close of 1.2678 on December 31, 2021. The Canadian dollar averaged 1.2662 in the first quarter of 2022 compared to 1.2660 in the first quarter of 2021. In March, after keeping key interest rates at their lower bound for two years, the Bank of Canada started to tighten its monetary policy and increased its target for the overnight rate by 25 basis points followed by another 50 basis points in April to 1%. Canada's central bank is set to continue raising rates as it tries to fight inflation.

The exchange rate for the U.S./Canadian dollar is outlined below:

	High	Low	Average	Close
2022 - Q1	1.2867	1.2470	1.2662	1.2496
2021	1.2942	1.2040	1.2535	1.2678
2020	1.4496	1.2718	1.3415	1.2732
2019	1.3600	1.2988	1.3269	1.2988
2018	1.3642	1.2288	1.2957	1.3642

Selected Financial Information

(in thousands of dollars, except figures for ounces and amounts per ounce and per share) (1)

	Three months ended March 31,
	2022	2021
	$	$

Revenues	59,398	66,923
Cost of sales	(11,162)	(20,397)
Depletion and amortization	(12,026)	(11,927)
Gross profit	36,210	34,599

Impairment of assets (2)	(520)	(4,400)

Operating income	6,779	21,081
Net earnings (3)	326	10,557
Basic and diluted net earnings per share (3)	0.00	0.06

Total assets	2,892,715	2,435,861
Total long-term debt	414,361	401,266

Average selling price of gold (per ounce sold)
In C$ (4)	2,380	2,294
In US$	1,882	1,815

Operating cash flows	23,567	21,324
Dividend per common share	0.055	0.05

Weighted average shares outstanding (in thousands)
Basic	166,926	165,842
Diluted	167,278	165,965

(1) Unless otherwise noted, financial information is in Canadian dollars and prepared in accordance with IFRS.

(2) Including impairment on royalties, streams and other interests, on exploration, evaluation and development assets, and on investments, when applicable.

(3) Attributable to Osisko Gold Royalties Ltd's shareholders.

(4) Using actual exchange rates at the date of the transactions.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2022 - First Quarter Report

Overview of Financial Results

Financial Summary - First Quarter of 2022

  Revenues from royalties and streams of $50.7 million compared to $49.0 million ($66.9 million including offtakes) in Q1 2021;

  Record gross profit of $36.2 million from royalties and streams compared to $34.6 million in Q1 2021;

  Revenues from mining activities of $8.7 million (net of intersegment transactions) compared to nil in Q1 2021, and gross profit of nil;

  Mining operating expenses of $15.2 million on the Bonanza Ledge Phase II and San Antonio projects, compared to nil in Q1 2021;

  Consolidated operating income of $6.8 million compared to $21.1 million in Q1 2021;

  Consolidated net earnings attributable to Osisko Gold Royalties' shareholders of $0.3 million or $0.00 per basic and diluted share, compared to $10.6 million or $0.06 per basic and diluted share in Q1 2021;

  Consolidated adjusted earnings6  of $2.1 million or $0.01 per basic share6 compared to $17.9 million or $0.11 per basic share in Q1 2021; and

  Consolidated cash flows provided by operating activities of $23.6 million compared to $21.3 million in Q1 2021.

Revenues from royalties and streams increased slightly in the first quarter of 2022 compared to 2021, mostly as a result of higher precious metals prices, partially offset by lower deliveries. As a result of the Parral offtake conversion into a stream in April 2021, there are no remaining producing offtake assets.  Gross profit from the royalties and streams segment amounted to $36.2 million in the first quarter of 2022 compared to $34.6 million in the first quarter of 2021. Cost of sales decreased in 2022 compared to 2021, mostly following the Parral offtake conversion into a stream in April 2021.

Revenues from mining activities are related to the revenues from the sale of gold and silver ounces from the Bonanza Ledge Phase 2 project and are recognized directly in the statement of income (loss) as a result of the adoption of the amendments of IAS 16 Property, plant and equipment (refer to the Basis of Presentation of Consolidated Financial Statements section of this MD&A for more details). Gross profit from mining activities were nil for the three months ended March 31, 2022.

Depletion and amortization expenses were stable to $12.0 million in the first quarter of 2022. Depletion from the royalties and streams segment were slightly lower to $11.3 million compared to $11.9 million in 2021 as a result of the mix of sales. Amortization from the mining activities amounted to $0.7 million in 2022 compared to nil in 2021.

For the first quarter of 2022, the Company generated a consolidated operating income of $6.8 million, compared to a $21.1 million for the first quarter of 2021, mostly as a result of mining operating expenses of $15.2 million related to the Bonanza Ledge Phase 2 and San Antonio projects, both operated by Osisko Development.

Consolidated G&A expenses increased in the first quarter of 2022 as a result of the increased activities at Osisko Development. Consolidated G&A expenses amounted to $12.6 million in the first quarter of 2022 compared to $9.9 million in the first quarter of 2021. G&A expenses from the royalties and streams segment decreased slightly in 2022 at $4.8 million compared to $5.0 million in 2021. G&A expenses from the exploration and development segment amounted to $7.8 million compared to $4.9 million in 2021 due to increased activities in 2022 and the proposed acquisition of Tintic.

Business development expenses increased to $1.4 million in the first quarter of 2022 from $1.0 million in 2021. The increase is mainly due to additional professional fees related to potential royalty and stream acquisitions.

In the first quarter of 2022, Osisko Development incurred mining operating expenses of $15.2 million on the Bonanza Ledge Phase II and San Antonio projects, compared to nil in the first quarter of 2021.

In the first quarter of 2022, the Company generated net earnings attributable to Osisko's shareholders of $0.3 million, compared to $10.6 million in 2021. The decrease is mostly due to the other mining operating expenses of $15.2 million incurred by Osisko Development and higher other losses (mostly due to a higher negative change in fair value of financial assets at fair value through profit and loss in 2022).

Consolidated adjusted earnings were $2.1 million in the first quarter of 2022, compared to $17.9 million in the first quarter of 2021, as a result of the other operating mining expenses and higher G&A expense, partly offset by higher consolidated gross profit. Adjusted earnings for the royalties and streams segment amounted to $24.8 million in 2022 compared to $23.4 million in 2021, mostly as a result of a higher gross profit. The adjusted loss for the exploration and development segment amounted to $22.7 million in 2022 compared to $5.5 million in 2021, as a result of other operating mining expenses of $15.2 million and increased activities. Details of adjusted earnings (loss) per segment is provided in the Non-IFRS Financial Performance Measures section of this MD&A.

___________________________________________

6   "Adjusted earnings (loss)" and "Adjusted earnings (loss) per basic share" are non-IFRS financial performance measures which have no standard definition under IFRS. Refer to the non-IFRS measures provided under the Non-IFRS Financial Performance Measures section of this MD&A.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2022 - First Quarter Report

Consolidated net cash flows provided by operating activities in the first quarter of 2022 was $23.6 million compared to $21.3 million in the first quarter of 2021. Net cash flows provided by operating activities of the royalties and streams segment were $40.5 million in 2022 compared to $36.7 million in 2021, mostly as a result of a higher cash margin and positive impact of changes in working capital items. Net cash flows used by operating activities for the exploration and development segment were $16.9 million in 2022 compared to $9.7 million in 2021, as a result of other operating mining activities and increased activities. Details on cash flows per segment is provided in the Segment Disclosure section of this MD&A.

Consolidated Statements of Income (Loss)

The following table presents summarized consolidated statements of income (loss) for the three months ended March 31, 2022 and 2021 (in thousands of dollars, except amounts per share):

		Three months ended March 31,

		2022	2021
		$	$

Revenues	(a)	59,398	66,923

Cost of sales	(b)	(11,162)	(20,397)
Depletion and amortization	(c)	(12,026)	(11,927)
Gross profit	(d)	36,210	34,599

Other operating expenses
General and administrative	(e)	(12,644)	(9,906)
Business development	(f)	(1,421)	(987)
Exploration and evaluation		(120)	(337)
Mining operating expenses	(g)	(15,246)	-
Impairment of assets	(h)	-	(2,288)

Operating income		6,779	21,081

Other expenses, net	(i)	(6,946)	(7,904)

(Loss) earnings before income taxes		(167)	13,177

Income tax expense	(j)	(5,362)	(3,414)

Net (loss) earnings		(5,529)	9,763

Net (loss) earnings attributable to:
Osisko Gold Royalties Ltd's shareholders		326	10,557
Non-controlling interests		(5,855)	(794)

Net earnings per share
Basic and diluted		0.00	0.06

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2022 - First Quarter Report

(a) Revenues are comprised of the following:

Royalties and streams segment

	Three months ended March 31,
	2022			2021
	Average selling price per ounce / carat ($)	Ounces / carats sold	Total revenues ($000's)	Average selling price per ounce / carat ($)	Ounces / Carats sold	Total revenues ($000's)

Gold sold	2,380	12,527	29,822	2,294	16,738	38,395
Silver sold	31	269,061	8,331	33	616,635	20,382
Diamonds sold(i)	183	39,276	7,190	94	42,714	3,995
Other (paid in cash)	-	-	5,346	-	-	4,151
			50,689			66,923

(i) The diamonds were sold by an agent for Osisko for a blended selling price of $183 (US$143) per carat in the first quarter of 2022 ($94 (US$74) in the first quarter of 2021). The average selling price includes 6,797 incidental carats sold outside of the run of mine sales at an average price of $50 (US$39) per carat in the first quarter of 2022 (9,525 incidental carats at an average price of $15 (US$12) per carat in the first quarter of 2021). Excluding the incidental carats, 32,478 carats were sold at an average price of $211 (US$165) per carat in the first quarter of 2022 (33,189 carats at an average price of $116 (US$92) per carat in the first quarter of 2021).

The decrease in gold and silver ounces sold in 2022 is mainly the result of the conversion of the Parral offtake agreement into a stream in April 2021, and lower deliveries.

 Mining exploration and development segment

	Three months ended March 31,
	2022			2021
	Average selling price per ounce ($)	Ounces sold	Total revenues ($000's)	Average selling price per ounce ($)	Ounces sold	Total revenues ($000's)

Gold sold - BL2(i)	2,436	3,562	8,677	-	-	-
Silver sold - BL2	31	1,024	32	-	-	-
			8,709			-

(i) Bonanza Ledge Phase 2 project ("BL2")

(b) For the three months ended March 31, 2022, cost of sales are comprised of $3.2 million from the royalties and streams segment ($20.4 million for the three months ended March 31, 2021) and $8.7 million from the mining exploration and development segment (nil for the three months ended March 31, 2021).

Costs of sales from the royalties and streams segment represents mainly the acquisition price of the metals and diamonds under the offtake and stream agreements, as well as minimal refining, insurance and transportation costs related to the metals received under royalty agreements. The decrease in 2022 is mainly the result of the conversion of the Parral offtake into a stream in April 2021.

Costs of sales from the mining exploration and development segment are related to the ounces sold from the Bonanza Ledge Phase II project by Osisko Development.

(c) The royalty, stream and other interests are depleted using the units-of-production method over the estimated life of the properties or the life of the agreement. The depletion expense for the three months ended March 31, 2022 amounted to $11.3 million compared to $11.9 million in 2021. The decrease in 2022 is mostly due to the mix of sales and lower deliveries.

The remaining balance of depletion and amortization of $0.7 million is related to the gold and silver ounces sold from the Bonanza Ledge Phase II project by Osisko Development.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2022 - First Quarter Report

(d) The breakdown of cash margin7  and gross profit per type of interest is as follows (in thousands of dollars):

	Three months ended March 31,
	2022	2021
	$	$
Royalty interests
Revenues	34,989	34,911
Less: cost of sales (excluding depletion)	(94)	(174)
Cash margin (in dollars)	34,895	34,737

Depletion	(6,855)	(6,989)
Gross profit	28,040	27,748

Stream interests
Revenues	15,700	14,086
Less: cost of sales (excluding depletion)	(3,087)	(2,984)
Cash margin (in dollars)	12,613	11,102

Depletion	(4,443)	(4,749)
Gross profit	8,170	6,353

Royalty and stream interests
Total cash margin (in dollars)	47,508	45,839
Divided by: total revenues	50,689	48,977
Cash margin (in percentage of revenues)	93.7%	93.6%

Offtake interests
Revenues	-	17,926
Less: cost of sales	-	(17,239)
Cash margin (in dollars)	-	687
Cash margin (in percentage of revenues)	-	3.8%

Depletion	-	(189)
Gross profit	-	498

Mining activities (Osisko Development)
Revenues	8,709	-
Less: cost of sales (including amortization)	(8,709)	-
Gross profit	-	-

Total - Gross profit	36,210	34,599

(e) Consolidated G&A expenses increased in the first quarter of 2022 as a result of the increased activities at Osisko Development. Consolidated G&A expenses amounted to $12.6 million in the first quarter of 2022 compared to $9.9 million in the first quarter of 2021. G&A expenses from the royalties and streams segment decreased slightly in 2022 at $4.8 million compared to $5.0 million in 2021. G&A expenses from the exploration and development segment amounted to $7.8 million compared to $4.9 million in 2021 due to increased activities in 2022 and the proposed acquisition of Tintic.

(f) Business development expenses, which are exclusively related to the royalties and streams segment, increased to $1.4 million in the first quarter of 2022 from $1.0 million in 2021. The increase is mainly due to additional professional fees related to potential royalty and stream acquisitions.

(g) In the first quarter of 2022, Osisko Development incurred mining operating expenses of $15.2 million on the Bonanza Ledge Phase II and San Antonio projects, compared to nil in the first quarter of 2021.

(h) In the first quarter of 2021, the Company wrote-off a royalty interest on which the royalty rights were lost.

___________________________________________

7   Cash margin is a non-IFRS financial performance measure for the royalties and streams segment which has no standard definition under IFRS. It is calculated by deducting the cost of sales (excluding depletion) from the revenues. Please refer to the Non-IFRS Financial Performance Measures section of this MD&A.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2022 - First Quarter Report

(i) Other expenses, net of $6.9 million in the first quarter of 2022 include finance costs of $6.4 million and a net loss on investments of $5.8 million (including a variation in fair value on investments at fair value through profit and loss of $8.2 million), partially offset by a share of income of associates of $2.3 million, interest income of $1.2 million, a gain on foreign exchange of $1.2 million, a flow-through shares premium income of $0.3 million and interest income of $1.2 million.

Other expenses, net of $7.9 million in the first quarter of 2021 include finance costs of $6.1 million, a foreign exchange loss of $1.1 million and net losses on investments of $2.2 million, partially offset by interest income of $1.3 million.

(j) The effective income tax rate for the first quarter of 2022 is 3211% compared to 25.9% in the first quarter of 2021. The statutory rate is 26.5% in 2022 and 2021. The elements that impacted the effective income taxes are the non-taxable (or deductible) part of capital gains (or losses) (50%) and non-deductible expenses. Cash taxes of $0.1 million were paid in the first quarter of 2022 and $0.1 million in the first quarter of 2021 and were related to taxes on royalties earned in foreign jurisdictions.

Liquidity and Capital Resources

As at March 31, 2022, the Company's consolidated cash position amounted to $449.5 million compared to $115.7 million as at December 31, 2021. Cash held by Osisko Gold Royalties amounted to $392.6 million and cash held by Osisko Development amounted to $56.8 million at the end of the first quarter of 2022. Significant variations in the liquidity and capital resources in the first quarter of 2022 are explained under the Cash Flows section of this MD&A.

In addition, Osisko Development held $206.5 million in restricted cash on March 31, 2022, including $59.6 million from a bought deal private placement and US$117.6 million ($146.9 million) from a non-brokered private placement (see below for more details).

Osisko Gold Royalties financing

Bought deal financing

On March 31, 2022, Osisko closed a bought deal financing with a syndicate of underwriters (the "Underwriters"), pursuant to which the Underwriters purchased, on a bought deal basis, an aggregate of 18,600,000 common shares of Osisko (the "Common Shares") at an offering price of US$13.45 per Common Share (the "Offering Price") for total gross proceeds to the Company of US$250.2 million (the "Offering"). Transaction fees amounted to $13.9 million ($10.2 million net of income taxes of $3.7 million), including the 4% commission fee paid to the Underwriters. The Company plans to use the net proceeds from the Offering for general corporate purposes, including funding resource royalty and stream acquisitions, the potential repayment, from time to time, of amounts drawn under the Company's revolving credit facility and other corporate development opportunities.

Osisko Development financings

Osisko Development - Bought deal private placement

On March 2, 2022, Osisko Development completed its previously announced bought deal brokered private placement of an aggregate of (i) 13,732,900 ODV Subscription Receipts and (ii) 9,525,850 ODV Units (together with the ODV Subscription Receipts, the "Offered Securities") at a price of $4.45 per Offered Security, for aggregate gross proceeds of approximately $103.5 million (the "ODV Bought Deal Private Placement"), including the full exercise of the underwriters' option. Each ODV Unit is comprised of one common share of the company (each, an "ODV Common Share") and one common share purchase warrant (each, an "ODV Warrant"), with each ODV Warrant entitling the holder thereof to purchase one additional ODV Common Share at a price of $7.60 per ODV Common Share for a period of 60 months following the date hereof. Each ODV Subscription Receipt entitles the holder thereof to receive one ODV Unit, upon the satisfaction of the Bought Deal Escrow Release Conditions (as defined below), and without payment of additional consideration. In consideration for their services, the underwriters were paid a cash commission equal to 5% of the gross proceeds of the ODV Bought Deal Private Placement (other than in respect of subscribers on the President's List for which no commission was paid), subject to 50% of the cash commission payable in respect of the ODV Subscription Receipts being held in escrow pending the satisfaction of the bought Deal Escrow Release Conditions (as defined below) and in accordance with the terms of the subscription receipt agreement entered among Osisko Development, TSX Trust Company and Eight Capital (the "ODV Subscription Receipt Agreement"). The gross proceeds from the sale of the ODV Subscription Receipts, net of 50% of the commission payable to the underwriters in respect of the ODV Subscription Receipts and certain expenses of the underwriters, have been placed into escrow with TSX Trust Company, as subscription receipt agent, and will be released upon the satisfaction of certain escrow release conditions, including the completion, satisfaction or waiver of all conditions precedent to the company's proposed acquisition of Tintic (the "Tintic Acquisition") (refer to the Mining Exploration and Evaluation / Development Activities section of this MD&A) and all in accordance with the terms of the Subscription Receipt Agreement (the "Bought Deal Escrow Release Conditions"). If the Bought Deal Escrow Release Conditions are satisfied on or before June 15, 2022 (or such later date as the company and Underwriters may agree) (the "Bought Deal Escrow Release Deadline"), the escrowed funds (less the balance of the Underwriters' commission) will be released to the company. If the Bought Deal Escrow Release Conditions are not satisfied on or prior to the Bought Deal Escrow Release Deadline or the Tintic Acquisition is otherwise terminated at an earlier time, the escrowed proceeds, together with interest earned thereon, will be returned on a pro rata basis to the holders of the ODV Subscription Receipts, and the ODV Subscription Receipts will be cancelled and have no further force and effect. Osisko Development intends to use the net proceeds of the ODV Bought Deal Private Placement to advance the development of the company's mineral assets, including the Cariboo gold project, the San Antonio gold project and properties held by Tintic assuming the completion of the Tintic Acquisition, and for general corporate purposes. The ODV Bought Deal Private Placement is subject to regulatory approvals.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2022 - First Quarter Report

Osisko Development Corp. - Non-brokered private placement

On March 4, 2022, Osisko Development closed the first tranche of its previously announced non-brokered private placement (the "ODV Non-brokered Private Placement"), pursuant to which a total of 24,215,099 ODV Subscription Receipts were issued at a price of US$3.50 per ODV Subscription Receipt, for gross proceeds of approximately US$84.8 million. On March 29, 2022, Osisko Development closed the second tranche of the ODV Non-brokered Private Placement pursuant to which an additional 9,365,689 ODV Subscription Receipts were issued at a price of US$3.50 per ODV Subscription Receipt, for additional gross proceeds of approximately US$32.8 million. Each ODV Subscription Receipt entitles the holder thereof to receive one ODV Unit, upon the satisfaction of the Non-brokered Private Placement Escrow Release Conditions (as defined below), and without payment of additional consideration. Each ODV Unit is comprised of one ODV Common Share and one ODV Warrant, with each ODV Warrant entitling the holder thereof to purchase one additional ODV Common Share at a price of US$6.00 per ODV Common Share for a period of five years following the date of issue. The gross proceeds from the sale of the ODV Subscription Receipts will be held by TSX Trust Company, as subscription receipt agent, and released to the company upon the satisfaction of certain escrow release conditions, including the completion of the listing of the ODV Common Shares on the New York Stock Exchange (the "Non-brokered Private Placement Escrow Release Conditions"), which is contingent upon Osisko Development meeting the listing requirements of the New York Stock Exchange ("NYSE") and may involve, among other things, a consolidation of the ODV Common Shares. If the Non-brokered Private Placement Escrow Release Conditions are satisfied on or before June 15, 2022 (the "Non-brokered Private Placement Escrow Release Deadline"), the escrowed funds will be released to the company. If the Non-brokered Private Placement Escrow Release Conditions are not satisfied on or prior to the Non-brokered Private Placement Escrow Release Deadline or Osisko Development publicly announces that (a) it does not intend to satisfy the Non-brokered Private Placement Escrow Release Conditions, or (b) the Non-brokered Private Placement Escrow Release Conditions are incapable of being satisfied by the Non-brokered Private Placement Escrow Release Deadline, the escrowed proceeds, together with interest earned thereon, will be returned on a pro rata basis to the holders of the ODV Subscription Receipts, and the ODV Subscription Receipts will be cancelled and have no further force and effect. Osisko Development intends to use the net proceeds of the ODV Non-brokered Private Placement to advance the development of the company's mineral assets and for general corporate purposes. All securities issued under the ODV Non-brokered Private Placement will be subject to a hold period expiring four months and one day from the date hereof. The ODV Non-brokered Private Placement is subject to final acceptance of the TSX Venture Exchange and other regulatory approvals.

Escrowed proceeds (net of broker commissions paid) of $206.5 million from both the ODV Bought Deal Private Placement and the ODV Non-brokered Private Placement are reflected as restricted cash and a corresponding subscription receipts liability of $208.0 million has been recognized in the balance sheet as of March 31, 2022.  In the event that the escrow release conditions are not met under the terms of the escrow agreements, all ODV Subscription Receipt proceeds from both the ODV Bought Deal Private Placement and the ODV Non-brokered Private Placement are redeemable to the investors.

Credit facility

An amount of $550.0 million is available under the credit facility, with an additional uncommitted accordion of up to $100.0 million (for a total availability of up to $650.0 million). The credit facility has a maturity date of July 30, 2025.

The annual extension of the Facility and the uncommitted accordion are subject to acceptance by the lenders. The Facility is to be used for general corporate purposes and investments in the mineral industry, including the acquisition of royalty, stream and other interests. The Facility is secured by the Company's assets from the royalty, stream and other interests segment (which exclude the assets held by Osisko Development and its subsidiaries).

The Facility is subject to standby fees. Funds drawn bear interest based on the base rate, prime rate, London Inter-Bank Offer Rate ("LIBOR") or a comparable or successor rate, plus an applicable margin depending on the Company's leverage ratio. As at March 31, 2022, the Facility was drawn for a total of $112.5 million ($50.0 million and US$50.0 million ($62.5 million)) and the effective interest rate was 2.60%, including the applicable margin.

The Facility was fully repaid in April 2022.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2022 - First Quarter Report

The Facility includes covenants that require the Company to maintain certain financial ratios, including the Company's leverage ratios and meet certain non-financial requirements.  As at March 31, 2022, all such ratios and requirements were met.

Cash Flows

The following table summarizes the cash flows (in thousands of dollars):

	Three months ended March 31,
	2022	2021
	$	$
Cash flows
Operations	22,623	36,252
Working capital items	987	(14,928)
Operating activities	23,610	21,324
Investing activities	(12,272)	(29,779)
Financing activities	322,665	28,102
Effects of exchange rate changes on cash	(251)	(1,541)
Increase in cash	333,752	18,106
Cash - beginning of period	115,698	302,524
Cash - end of period	449,450	320,630

Additional details on cash flows per segment is provided in the Segment Disclosure section of this MD&A.

Operating Activities

Cash flows provided by operating activities in the first quarter of 2022 amounted to $23.6 million compared to $21.3 million in the first quarter of 2021.  In the first quarter of 2022, the royalties and streams segment generated operating cash flows of $40.5 million, compared to $36.7 million in the first quarter of 2021, as a result of a higher cash margin, which was partially offset by net cash flows used by operating activities of $16.9 million from the mining exploration and development segment, compared to $15.4 million in the first quarter of 2021, as a result of increased activities by Osisko Development.

Investing Activities

Cash flows used in investing activities amounted to $12.3 million in the first quarter of 2022 compared to $29.8 million in the first quarter of 2021.

In the first quarter of 2022, Osisko Gold Royalties invested $9.3 million in royalty interests (including $6.5 million to increase its NSR royalty on the Pine Point project and acquired investments for $6.3 million (including reinvestments of the net proceeds from the Renard diamond stream of $5.2 million). Osisko Development (mining exploration and development segment) invested $13.0 million in mining assets, plant and equipment, mostly on the San Antonio gold project and the Cariboo gold property and acquired investments for $4.4 million. Osisko Development has received proceeds of $21.1 million from the sale of equity investments.

In the first quarter of 2021, Osisko invested $3.8 million on royalty and stream interests, acquired investments for $9.8 million and received proceeds of $19.8 million from the sale of investments. For the same period, Osisko Development and its subsidiaries invested $35.8 million in mining assets, plant and equipment, mostly on the Cariboo gold property and Bonanza Ledge Phase II project.

Financing Activities

During the first quarter of 2022, cash flows provided by financing activities amounted to $322.7 million compared to $28.1 million in the first quarter of 2021.

In the first quarter of 2022, Osisko completed a bought deal public offering of 18,600,000 common shares at a price of US$13.45 per common share for total gross proceeds of US$250.2 million ($312.0 million). Transactions costs paid during the first quarter of 2022 amounted to $12.8 million, including the commission of 4% paid to the Underwriters. Osisko paid $8.7 million in dividends to its shareholders and purchased for cancellation a total of 347,492 common shares for $4.9 million (average acquisition price per share of $14.04). Osisko also received proceeds from the exercise of share options and the share purchase plan for $0.6 million. Osisko also paid $8.7 million in dividends and acquired shares under its NCIB program for $4.9 million. Investments from minority shareholders in Osisko Development amounted to $40.3 million, net of share issue costs, mostly from the closing of a bought deal private placement. Capital payments on lease liabilities amounted to $5.3 million, mostly by Osisko Development.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2022 - First Quarter Report

During the first quarter of 2021, Osisko Development completed the first and second tranches of a non-brokered private placement through the issuance of 10,862,195 units of Osisko Development at a price of $7.50 per unit for aggregate gross proceeds of $79.8 million. An amount of $73.9 million from the non-brokered private placement was received in December 2020 and the balance was received in the first quarter of 2021. In March 2021, Osisko Development completed a bought deal brokered private placement of 2,055,742 flow-through shares at a price of $9.05 per flow-through share and 1,334,500 charity flow-through shares at a price of $11.24 per charity flow-through share, for aggregate gross proceeds of $33.6 million. Share issue expenses related to this private placement amounted to $1.5 million ($1.1 million, net of income taxes).

During the first quarter of 2021, Osisko repaid a $50.0 million convertible debenture, and drew its credit facility by the same amount, therefore reducing the interest rate payable on the debt. Osisko paid $7.8 million in dividends to its shareholders and purchased for cancellation a total of 347,400 common shares under its 2021 NCIB program for $4.5 million (average acquisition price per share of $12.85). Osisko also received proceeds from the exercise of share options and the share purchase plan for $5.0 million.

2022 Guidance and 5-Year Outlook

2022 Guidance

Osisko's 2022 guidance on royalty and stream interests is largely based on publicly available forecasts from our operating partners. When publicly available forecasts on properties are not available, Osisko obtains internal forecasts from the producers or uses management's best estimate.

GEOs(i) earned and cash margin by interest are estimated as follows for 2022:

	Low	High	Cash margin
	(GEOs)	(GEOs)	(%)

Royalty interests	60,300	63,600	99.6%
Stream interests	29,700	31,400	79.6%
	90,000	95,000	92.5%

(i) GEOs from royalty and stream interests held on assets owned and operated by Osisko Development are included in the outlook. These GEOs are not recognized on a consolidated basis since they are cancelled on consolidation.

For the 2022 guidance, deliveries of silver and cash royalties have been converted to GEOs using commodity prices of US$1,800 per ounce of gold, US$23.50 per ounce of silver and an exchange rate (US$/C$) of 1.26. GEOs from the Renard diamond stream were converted to GEOs using a price of US$110 per carat for the period commencing on May 1, 2022 because, prior to such date, Osisko has committed to reinvest the net proceeds from the stream through a bridge loan facility provided to the operator.

5-Year Outlook

Osisko expects its portfolio to generate between 130,000 and 140,000 GEOs in 2026. The outlook assumes the commencement of production at the San Antonio, Cariboo, Windfall and Back Forty projects amongst others. It also assumes that Mantos will have reached its nameplate capacity following the recent expansion of its activities, as well as increased production from certain other operators that have announced planned expansions.

Beyond this substantial growth profile, Osisko owns several other growth assets, including Hermosa, Pine Point, Spring Valley, Horne 5, Casino, Copperwood/White Pine, Amulsar and others, which have not been factored in the current 5-year outlook, as their timelines are less clear. As the operators provide further clarity on these assets, we will seek to include them in our long-term outlook.

This 5-year outlook is based on publicly available forecasts from our operating partners. When publicly available forecasts on properties are not available, Osisko obtains internal forecasts from the producers or uses management's best estimate. The commodity price assumptions that were used in the 5-year outlook are based on current long-term consensus and a gold/silver price ratio of 75:1.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2022 - First Quarter Report

Quarterly Information

The selected quarterly financial information(1) for the past eight financial quarters is outlined below:

(in thousands of dollars, except for amounts per share)

	2022	2021				2020
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2

GEOs(2)	18,251	19,830	20,032	20,178	19,960	18,829	16,739	12,386
Cash	449,450	115,698	151,945	254,963	320,630	302,524	160,705	201,971
Short-term investments	2,960	-	-	3,408	3,458	3,501	21,568	21,105
Working capital	137,769	(193,350)	117,947	236,320	300,876	225,643	110,333	162,996
Total assets	2,892,715	2,370,622	2,390,325	2,410,727	2,435,861	2,397,104	2,200,070	2,128,588
Total long-term debt	414,361	410,435	405,306	401,954	401,266	400,429	421,590	421,652
Equity	2,086,419	1,780,061	1,811,600	1,842,230	1,875,729	1,841,032	1,638,178	1,604,676
Revenues (3)	59,398	53,266	54,022	57,941	66,923	213,630	55,707	40,758
Net cash flows from operating activities	23,597	12,771	41,083	30,917	21,324	32,633	36,123	15,422
Impairment of assets, net of income taxes	520	(40,308)	(33,320)	(40,479)	(3,794)	(3,600)	(1,281)	(3,117)
Net earnings (loss) (4)	326	(21,184)	1,795	(14,759)	10,594	4,632	12,514	13,048
Basic and diluted net earnings (loss) per share(4)	0.00	(0.13)	0.01	(0.09)	0.06	0.03	0.08	0.08
Weighted average shares outstanding (000's)
- Basic	166,926	166,807	167,924	167,895	167,253	166,093	166,110	164,733
- Diluted	167,278	166,807	168,220	167,895	167,711	166,321	166,397	164,815
Share price - TSX - closing	16.49	15.48	14.23	16.99	13.84	16.13	15.75	13.56
Share price - NYSE - closing	13.19	12.25	11.23	13.70	11.02	12.68	11.83	10.00
Warrant price - TSX - closing
OR.WT	-	0.015	0.04	0.15	0.21	0.32	0.34	0.31
Debenture price - TSX - closing(5)
OR.DB	101.08	101.00	100.94	104.04	100.75	106.00	104.00	101.34
Price of gold (average US$)	1,877	1,796	1,794	1,816	1,794	1,874	1,909	1,711
Closing exchange rate(6) (US$/Can$)
	1.2496	1.2678	1.2741	1.2394	1.2575	1.2732	1.3339	1.3628

(1) Unless otherwise noted, financial information is in Canadian dollars and prepared in accordance with IFRS.

(2) Excluding GEOs from the Renard diamond stream in the first quarter of 2022, the year 2021 and in the fourth quarter of 2020.

(3) The 2021 figures were adjusted following the adoption of the amendments to IAS 16 Property Plant and Equipment on January 1, 2022.

(4) Attributable to Osisko Gold Royalties Ltd's shareholders.

(5) Osisko 4% convertible debentures is presented by tranche of nominal value of $100.00.

(6) Bank of Canada Daily Rate.

During the first quarter of 2022, Osisko Gold Royalties closed a US$250.2 million equity bought-deal. During the same period, Osisko Development closed a bought deal brokered private placement and issued an aggregate 9,525,850 ODV Units for gross proceeds of approximately $42.4 million.

During the fourth quarter of 2021, Osisko Development incurred an impairment charge of $42.7 million ($34.5 million, net of income taxes) on exploration and evaluation properties, including the James Bay properties and the Coulon zinc project in Canada.

During the second and third quarters of 2021, Osisko Development incurred impairment charges of $36.1 million and $22.3 million, respectively, on its Bonanza Ledge Phase II project. During the first quarter of 2021, Osisko Development completed a flow-through equity financing for gross proceeds of $33.6 million.

During the fourth quarter of 2020, Osisko Development completed two financings for gross proceeds of $140.3 million. In addition, Osisko Development received gross proceeds of $73.9 million in 2020 from a private placement closed in 2021.

During the third quarter of 2020, the Company acquired the San Antonio gold project in Mexico for US$42.0 million, including US$30.0 million paid in cash and US$12.0 million paid in shares.

During the second quarter of 2020, the Company completed a private placement of $85.0 million with Investissement Québec.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2022 - First Quarter Report

Segment Disclosure

The chief operating decision-maker organizes and manages the business under two operating segments: (i) acquiring and managing precious metals and other royalties, streams and other interests, and (ii) the exploration, evaluation and development of mining projects. The assets, liabilities, revenues, expenses and cash flows of Osisko and its subsidiaries, other than Osisko Development and its subsidiaries, are attributable to the precious metals and other royalties, streams and other interests operating segment. The assets, liabilities, revenues, expenses and cash flows of Osisko Development and its subsidiaries are attributable to the exploration, evaluation and development of mining projects operating segment.

The following tables present the main assets, liabilities, revenues, expenses and cash flows per operating segment (in thousands of dollars):

	As at March 31, 2022 and December 31, 2021
	Osisko Gold Royalties (i)	Osisko Development (ii)
	(Royalties, streams and other interests)	(Mining exploration, evaluation and development)	Intersegment transactions (iii)	Consolidated
	$	$	$	$

Assets and liabilities

As at March 31, 2022

Cash	392,648	56,802	-	449,450
Restricted cash	-	206,490	-	206,490
Current assets	406,664	301,066	(300)	707,430
Investments in associates and other investments	215,598	44,789	-	260,387
Royalty, stream and other interests	1,238,741	-	(92,457)	1,146,284
Mining interests and plant and equipment	7,715	570,431	66,814	644,960
Exploration and evaluation assets	-	3,640	-	3,640
Goodwill	111,204	-	-	111,204

Total assets	1,981,580	937,078	(25,943)	2,892,715

Total liabilities (excluding long-term debt and subscription receipts liability)	92,154	117,744	(25,943)	183,955

Subscription receipts liability	-	207,980	-	207,980

Long-term debt	407,332	7,029	-	414,361

As at December 31, 2021

Cash	82,291	33,407	-	115,698
Current assets	91,594	61,422	(90)	152,926
Investments in associates and other investments	231,884	62,480	-	294,364
Royalty, stream and other interests	1,247,489	-	(92,688)	1,154,801
Mining interests and plant and equipment	7,991	559,332	68,332	635,655
Exploration and evaluation assets	-	3,635	-	3,635
Goodwill	111,204	-	-	111,204

Total assets	1,691,958	703,110	(24,446)	2,370,622

Total liabilities (excluding long-term debt)	89,416	115,156	(24,446)	180,126

Long-term debt	406,671	3,764	-	410,435

(i) Osisko Gold Royalties Ltd and its subsidiaries, excluding Osisko Development Corp. and its subsidiaries.

(ii) Osisko Development Corp. and its subsidiaries.

(iii) The adjustments are related to intersegment transactions and to royalties and streams held by Osisko Gold Royalties on assets held by Osisko Development, which are reclassified on consolidation.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2022 - First Quarter Report

	For the three months ended March 31, 2022 and 2021
	Osisko Gold Royalties (i)	Osisko Development (ii)
	(Royalties, streams and other interests)	(Mining exploration, evaluation and development)	Intersegment transactions (iii)	Consolidated
	$	$	$	$
Revenues, expenses and cash flows

For the three months ended March 31, 2022

Revenues	50,689	9,167	(458)	59,398
Gross profit	36,210	-	-	36,210
Operating expenses (G&A, bus. dev and exploration)	(6,257)	(7,928)	-	(14,185)
Mining operating expenses	-	(15,246)	-	(15,246)
Impairments	(520)	-	-	-
Net earnings (loss)	16,804	(22,333)	-	(5,529)

Cash flows from operating activities
Before working capital items	39,892	(17,269)	-	22,623
Working capital items	615	372	-	987
After working capital items	40,507	(16,897)	-	23,610
Cash flows from investing activities	(15,586)	3,314	-	(12,272)
Cash flows from financing activities	285,528	37,137	-	322,665

For the three months ended March 31, 2021

Revenues	66,923	-	-	66,923
Gross profit	34,599	-	-	34,599
Operating expenses (G&A, bus. dev and exploration)	(6,029)	(5,201)	-	(11,230)
Mining operating expenses	-	-	-	-
Impairments	(4,400)	-	-	(4,400)
Net earnings (loss)	13,464	(3,701)	-	9,763

Cash flows from operating activities
Before working capital items	39,540	2,422	(5,710)	36,252
Working capital items	(2,802)	(12,126)	-	(14,928)
After working capital items	36,738	(9,704)	(5,710)	21,324
Cash flows from investing activities	(13,781)	(21,708)	5,710	(29,779)
Cash flows from financing activities	(7,511)	35,613	-	28,102

(i) Osisko Gold Royalties Ltd and its subsidiaries, excluding Osisko Development Corp. and its subsidiaries.

(ii) Osisko Development Corp. and its subsidiaries.

(iii) The adjustments are related to intersegment transactions and to royalties and streams held by Osisko Gold Royalties on assets held by Osisko Development, which are reclassified on consolidation.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2022 - First Quarter Report

Royalty, stream and other interests - Geographic revenues

Geographic revenues from the sale of metals and diamonds received or acquired from in-kind royalties, streams and other interests are determined by the location of the mining operations giving rise to the royalty, stream or other interest. For the three months ended March 31, 2022 and 2021, royalty, stream and other interest revenues were earned from the following jurisdictions (in thousands of dollars):

	North America	South America	Australia	Africa	Europe	Total
	$	$	$	$	$	$

2022

Royalties	33,806	336	35	812	-	34,989
Streams	8,629	4,237	276	-	2,558	15,700
Offtakes	-	-	-	-	-	-

	42,435	4,573	311	812	2,558	50,689

2021

Royalties	33,505	274	-	1,132	-	34,911
Streams	5,449	5,519	489	-	2,629	14,086
Offtakes	17,926	-	-	-	-	17,926

	56,880	5,793	489	1,132	2,629	66,923

(i) 92% of the North America's revenues are generated from Canada during the three months ended March 31, 2022 (65% during the three months ended March 31, 2021).

For the three months ended March 31, 2022, one royalty interest generated revenues of $19.8 million ($20.7 million for the three months ended March 31, 2021), which (excluding revenues generated from the offtake interests) represented 39% of revenues (42% of revenues for the three months ended March 31, 2021).

For the three months ended March 31, 2022, revenues generated from precious metals and diamonds represented 84% and 14% of revenues, respectively. For the three months ended March 31, 2021, revenues generated from precious metals and diamonds represented 92% and 6% of revenues, respectively (89% and 8% excluding offtakes, respectively).

Exploration, evaluation and development of mining projects - Geographic revenues

100% of the revenues generated by the exploration, evaluation and development of mining projects for the three months ended March 31, 2022 was from Canada (nil for the three months ended March 31, 2021).

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2022 - First Quarter Report

Royalty, stream and other interests - Geographic net assets

The following table summarizes the royalty, stream and other interests by jurisdictions, as at March 31, 2022 and December 31, 2021, which is based on the location of the property related to the royalty, stream or other interests (in thousands of dollars):

	North America	South America	Australia	Africa	Asia	Europe	Total
	$	$	$	$	$	$	$

March 31, 2022

Royalties	594,631	57,133	16,582	20,311	-	15,215	703,872
Streams	181,534	170,031	-	-	27,866	49,521	428,952
Offtakes	-	-	8,832	-	4,628	-	13,460

	776,165	227,164	25,414	20,311	32,494	64,736	1,146,284

December 31, 2021

Royalties	595,931	57,673	13,742	20,453	-	15,215	703,014
Streams	185,031	173,773	-	-	28,272	51,055	438,131
Offtakes	-	-	8,960	-	4,696	-	13,656

	780,962	231,446	22,702	20,453	32,968	66,270	1,154,801

(i) 82% of the North America's net interests are located in Canada as at March 31, 2022 (82% as at December 31, 2021).

Exploration, evaluation and development of mining projects

The inventories, mining interests, plant and equipment and exploration and evaluation assets related to the exploration, evaluation and development of mining projects (excluding the intersegment transactions) are located in Canada and in Mexico, and are detailed as follow as at March 31, 2022 and December 31, 2021 (in thousands of dollars):

	March 31, 2022			December 31, 2021
	Canada	Mexico	Total	Canada	Mexico	Total
	$	$	$	$	$	$
Assets
Inventories	21,075	3,978	25,053	13,933	4,663	18,596
Mining interests, plant and equipment	464,246	106,185	570,431	455,849	103,483	559,332
Exploration and evaluation assets	3,640	-	3,640	3,635	-	3,635
Total assets	807,815	129,263	937,078	575,651	127,459	703,110

Related Party Transactions

During the three months ended March 31, 2022, interest revenues of $1.0 million were recorded on notes receivable from associates ($0.8 million for the three months ended March 31, 2021). As at March 31, 2022, interests receivable from associates of $5.6 million are included in amounts receivable ($4.6 million as at December 31, 2021). Loans, notes receivable, and a convertible debenture from associates amounted to $47.8 million as at March 31, 2022 ($42.3 million as at December 31, 2021) and were included in other investments on the consolidated balance sheets.

Additional transactions with related parties are described under the sections Portfolio of Royalty, Stream and Other Interests and Equity Investments.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2022 - First Quarter Report

Contractual Obligations and Commitments

Investments in royalty and stream interests

As at March 31, 2022, significant commitments related to the acquisition of royalties and streams are detailed in the following table:

Company	Project (asset)	Installments	Triggering events

Aquila Resources Inc.	Back Forty project (gold stream)	US$5.0 million	Receipt of all material permits for the construction and operation of the project.

		US$25.0 million	Pro rata to drawdowns on debt finance facility.

Falco Resources Ltd.	Horne 5 project (silver stream)	$10.0 million	Receipt of all necessary material third-party approvals, licenses, rights of way and surface rights on the property.

		$35.0 million	Receipt of all material construction permits, positive construction decision, and raising a minimum of $100.0 million in non-debt financing.

		$60.0 million	Upon total projected capital expenditure having been demonstrated to be financed.

		$40.0 million (optional)	Payable with fourth installment, at sole election of Osisko, to increase the silver stream to 100% of payable silver (from 90%).

Metals Acquisition Corp.	CSA mine (silver stream)	US$90.0 million(i)	Closing of the acquisition of the CSA mine by MAC.

Metals Acquisition Corp.	CSA mine (copper stream)	US$100.0 million (optional)	Closing of the acquisition of the CSA mine by MAC and finalization by the parties of definitive terms and conditions. (option exercisable at sole discretion of MAC)

Osisko Development Corp.	Trixie mine (metals stream)	US$20-$40 million(ii)	Closing of the Tintic acquisition by Osisko Development. (final amount at the sole discretion of Osisko Development)

(i) Osisko Bermuda agreed to subscribe for US$15 million in equity of MAC as part of its concurrent equity financing.

(ii) Intersegment transaction to be cancelled on consolidation.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2022 - First Quarter Report

Offtake and stream purchase agreements

The following table summarizes the significant commitments to pay for gold, silver and diamonds to which Osisko has the contractual right pursuant to the associated precious metals and diamond purchase agreements:

	Attributable payable production to be purchased			Per ounce/carat cash payment (US$)			Term of agreement	Date of contract
Interest	Gold	Silver	Diamond	Gold	Silver	Diamond
Amulsar stream(1),(7)	4.22%	62.5%		$400	$4		40 years	November 2015 Amended Jan. 2019
Amulsar offtake(2),(7)	81.91%			Based on quotational period			Until delivery of 2,110,425 ounces Au	November 2015 Amended Jan. 2019
Back Forty stream(3)	18.5%	85%		30% spot price (max $600)	$4		Life of mine	March 2015 (silver) Nov. 2017 (gold) Amended June 2020
Gibraltar stream(4)		75%			nil		Life of mine	March 2018 Amended April 2020
Mantos Blancos stream(5)		100%			8% spot		Life of mine	September 2015 Amended Aug. 2019
Renard stream			9.6%			Lesser of 40% of sales price or $40	40 years	July 2014 Amended Oct. 2018
Sasa stream(6)		100%			$5.96		40 years	November 2015

(1) Stream capped at 89,034 ounces of gold and 434,093 ounces of silver delivered.  Subject to multiple buy-down options: 50% for US$34.4 million and US$31.3 million on 2nd and 3rd anniversary of commercial production, respectively.

(2) Offtake percentage will increase to 84.87% if the operator elects to reduce the gold stream as outlined above. The Amulsar offtake applies to the sales from the first 2,110,425 ounces of refined gold, of which 1,853,751 ounces are attributable to Osisko Bermuda (less any ounces delivered pursuant to the Amulsar stream).

(3) The gold stream will be reduced to 9.25% after the delivery of 105,000 gold ounces.

(4) Osisko will receive from Taseko an amount equal to 100% of Gibco's share of silver production, which represents 75% of Gibraltar mine's production, until reaching the delivery to Osisko of 5.9 million ounces of silver, and 35% of Gibco's share of silver production thereafter. As of March 31, 2022, a total of 0.9 million ounces of silver have been delivered under the stream agreement.

(5) The stream percentage shall be payable on 100% of silver until 19,300,000 ounces have been delivered, after which the stream percentage will be 40%. As of March 31, 2022, a total of 2.9 million ounces of silver have been delivered under the stream agreement.

(6) 3% or consumer price index (CPI) per ounce price escalation after 2016.

(7) In December 2019, Lydian International Limited, the owner of the Amulsar project, was granted protection under the Companies' Creditors Arrangement Act. In July 2020, Osisko became a shareholder of Lydian following a credit bid transaction (35.6% as at March 31, 2022).

(8) The San Antonio stream was not included because it is cancelled on the accounting consolidation of Osisko Development.

Mining equipment and service contracts

As of March 31, 2022, Osisko Development had purchase commitments for mining equipment and service contracts amounting to $47.5 million, payable in the next twelve months.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2022 - First Quarter Report

Off-balance Sheet Items

There are no significant off-balance sheet arrangements, other than the contractual obligations and commitments mentioned above.

Outstanding Share Data

As of May 11, 2022, 184,875,428 common shares were issued and outstanding. A total of 3,675,721 share options were outstanding to purchase common shares. Convertible senior unsecured debentures of $300.0 million are outstanding and convertible at the holder's option into Osisko common shares at a conversion price of $22.89 per common share, representing a total of 13,106,160 common shares if all the debentures were converted (the debentures have a maturity date of December 31, 2022).

Subsequent Events to March 31, 2022

Long-term debt

In April 2022, the outstanding balance under the Facility of $50.0 million and US$50.0 million was repaid.

Osisko Development share consolidation

In May 2022, Osisko Development completed a consolidation of its common shares, on a three for one basis (3:1).

Dividends

On May 11, 2022, the Board of Directors declared a quarterly dividend of $0.055 per common share payable on July 15, 2022 to shareholders of record as of the close of business on June 30, 2022.

Risks and Uncertainties

The Company is a royalty, stream, and offtake interests holder and investor that operates in an industry that is dependent on a number of factors that include environmental, legal and political risks, the discovery of economically recoverable resources and the conversion of these mineral resources to mineral reserves and the ability of third-party partners to maintain an economic production. An investment in the Company's securities is subject to a number of risks and uncertainties. An investor should carefully consider the risks described in Osisko's most recent Annual Information Form and the other information filed with the Canadian securities regulators and the U.S Securities and Exchange Commission ("SEC") as well as the additional risks listed below before investing in the Company's securities. If any of such described risks occur, or if others occur, the Company's business, operating results and financial condition could be seriously harmed and investors may lose a significant proportion of their investment.

There are important risks which management believes could impact the Company's business. For information on risks and uncertainties, please also refer to the Risk Factors section of Osisko's most recent Annual Information Form filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Disclosure Controls and Procedures and Internal Control over Financial Reporting

Disclosure Controls and Procedures

The Chief Executive Officer (the "CEO") and the Chief Financial Officer (the "CFO") of the Company are responsible for establishing and maintaining the Company's disclosure controls and procedures ("DCP") including adherence to the Disclosure Policy adopted by the Company. The Disclosure Policy requires all staff to keep senior management fully apprised of all material information affecting the Company so that they may evaluate and discuss this information and determine the appropriateness and timing for public disclosure.

The Company maintains DCP designed to ensure that information required to be disclosed in reports filed under applicable Canadian securities laws and the U.S. Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the appropriate time periods and that such information is accumulated and communicated to the Company's management, including the CEO and CFO, to allow for timely decisions regarding required disclosure.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2022 - First Quarter Report

In designing and evaluating DCP, the Company recognizes that any disclosure controls and procedures, no matter how well conceived or operated, can only provide reasonable, not absolute, assurance that the objectives of the control system are met, and management is required to exercise its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

The CEO and CFO have evaluated whether there were changes to the DCP during the three months ended March 31, 2022 that have materially affected, or are reasonably likely to materially affect, the DCP. No such changes were identified through their evaluation.

Internal Control over Financial Reporting

The Company's management, including the CEO and the CFO, are responsible for establishing and maintaining adequate internal control over financial reporting ("ICFR") for the Company to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The fundamental issue is ensuring all transactions are properly authorized and identified and entered into a well-designed, robust and clearly understood accounting system on a timely basis to minimize risk of inaccuracy, failure to fairly reflect transactions, failure to fairly record transactions necessary to present financial statements in accordance with IFRS, unauthorized receipts and expenditures, or the inability to provide assurance that unauthorized acquisitions or dispositions of assets can be detected.

The Company's ICFR may not prevent or detect all misstatements because of inherent limitations. Additionally, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because changes in conditions or deterioration in the degree of compliance with the Company's policies and procedures.

The CEO and CFO have evaluated whether there were changes to the ICFR during the three months ended March 31, 2022 that have materially affected, or are reasonably likely to materially affect, the ICFR. No such changes were identified through their evaluation.

Basis of Presentation of Consolidated Financial Statements

The unaudited condensed interim consolidated financial statements for the three months ended March 31, 2022 have been prepared in accordance with the IFRS as issued by the IASB applicable to the preparation of interim financial statements, including International Accounting Standard ("IAS") 34, Interim Financial Reporting. The unaudited condensed interim consolidated financial statements should be read in conjunction with the Company's annual consolidated financial statements for the year ended December 31, 2021, which have been prepared in accordance with IFRS as issued by the IASB. The accounting policies, methods of computation and presentation applied in the unaudited condensed interim consolidated financial statements are consistent with those of the previous financial year, except for the amendments to IAS 16 Property, plant and equipment, as further described below.

The significant accounting policies of Osisko are detailed in the notes to the audited consolidated financial statements for the year ended December 31, 2021, filed on SEDAR at www.sedar.com, EDGAR at www.sec.gov and on Osisko's website at www.osiskogr.com.

Amendments to IAS 16 Property, plant and equipment

The IASB has made amendments to IAS 16 Property, plant and equipment, which is effective for financial years beginning on or after January 1, 2022. Proceeds from selling items before the related item of property, plant and equipment is available for use should be recognized in profit or loss, together with the costs of producing those items. Companies therefore need to distinguish between the costs associated with producing and selling items before the item of property, plant and equipment (pre-production revenue) is available for use and the costs associated with making the item of property, plant and equipment available for its intended use. For the sale of items that are not part of a company's ordinary activities, the amendments will require to separately disclose the sales proceeds and related production cost recognized in profit or loss and specify the line items in which such proceeds and costs are included in the statement of comprehensive income (loss). An entity applies the amendments retrospectively only to items of property, plant and equipment that are brought to the location and condition necessary for them to be capable of operating in the manner intended by management on or after the beginning of the earliest period presented in the financial statements in which the entity first applies the amendments.

The Company has adopted IAS 16 on January 1, 2022 and has applied retroactively the amendments. The adoption of IAS 16 had no impact on the statement of income (loss) for the three months ended March 31, 2022.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2022 - First Quarter Report

Critical Accounting Estimates and Judgements

Estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The determination of estimates requires the exercise of judgement based on various assumptions and other factors such as historical experience and current and expected economic conditions. Actual results could differ from those estimates.

Critical accounting estimates and assumptions as well as critical judgements in applying the Company's accounting policies are detailed in the audited consolidated financial statements for the year ended December 31, 2021, filed on SEDAR at www.sedar.com, EDGAR at www.sec.gov and on Osisko's website at www.osiskogr.com.

Financial Instruments

All financial instruments are required to be measured at fair value on initial recognition. The fair value is based on quoted market prices, unless the financial instruments are not traded in an active market. In this case, the fair value is determined by using valuation techniques like discounted cash flows, the Black-Scholes option pricing model or other valuation techniques. Measurement in subsequent periods depends on the classification of the financial instrument. A description of financial instruments and their fair value is included in the audited consolidated financial statements for the year ended December 31, 2021 and in the interim unaudited consolidated financial statements for the three months ended March 31, 2022, both filed on SEDAR at www.sedar.com, EDGAR at www.sec.gov and on Osisko's website at www.osiskogr.com

Technical Information

The scientific and technical information contained in this MD&A has been reviewed and approved by Guy Desharnais, Ph.D., P.Geo, who is a "Qualified Person" ("QP") as defined in National Instrument 43-101 - Standards of Disclosure for Mineral Projects.

Non-IFRS Financial Performance Measures

The Company has included certain performance measures in this MD&A that do not have any standardized meaning prescribed by IFRS including (i) cash margin (in dollars and in percentage or revenues), (ii) adjusted earnings (loss) and (iii) adjusted earnings (loss) per basic share. The presentation of these non-IFRS measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. As Osisko's operations are primarily focused on precious metals, the Company presents cash margins and adjusted earnings as it believes that certain investors use this information, together with measures determined in accordance with IFRS, to evaluate the Company's performance in comparison to other companies in the precious metals mining industry who present results on a similar basis. However, other companies may calculate these non-IFRS measures differently.

Cash margin (in dollars and in percentage of revenues)

Cash margin (in dollars) represents revenues less cost of sales (excluding depletion). Cash margin (in percentage of revenues) represents the cash margin (in dollars) divided by revenues. A reconciliation of the cash margin per type of interests (in dollars and percentage of revenues) is presented under the sections Overview of Financial Results of this MD&A.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2022 - First Quarter Report

Adjusted earnings (loss) and adjusted earnings (loss) per basic share

Adjusted earnings (loss) is defined as: net earnings (loss) adjusted for certain items: foreign exchange gain (loss), impairment of assets (including impairment on financial assets and investments in associates), gains (losses) on disposal of exploration and evaluation assets, unrealized gain (loss) on investments, share of loss of associates, deferred premium income on flow-through shares, deferred income tax expense (recovery), transaction costs and other items such as non-cash gains (losses). Adjusted earnings (loss) per basic share is obtained from the adjusted earnings (loss) divided by the weighted average number of common shares outstanding for the period.

	For the three months ended March 31,
	2022			2021
	Osisko Gold Royalties (i)	Osisko Development (ii)	Consolidated	Osisko Gold Royalties (i)	Osisko Development (ii)	Consolidated
(in thousands of dollars, except per share amounts)	$	$	$	$	$	$

Net earnings (loss)	16,804	(22,333)	(5,529)	13,464	(3,701)	9,763

Adjustments:
Impairment of assets	520	-	520	4,400	-	4,400
Foreign exchange loss (gain)	(876)	(524)	(1,400)	29	744	773
Unrealized (gain) loss on investments	5,840	228	6,068	1,389	(1,310)	79
Share of (earnings) loss of associates	(2,604)	331	(2,273)	(375)	407	32
Deferred premium income on flow-through shares	-	(341)	(341)	-	(469)	(469)
Deferred income tax expense (recovery)	5,159	(31)	5,128	4,532	(1,182)	3,350

Adjusted earnings (loss)	24,843	(22,670)	2,173	23,439	(5,511)	17,928

Weighted average number of common shares outstanding (000's)	166,926	166,926	166,926	165,842	165,842	165,842

Adjusted earnings (loss) per basic share	0.15	(0.14)	0.01	0.14	(0.03)	0.11

(i) Osisko Gold Royalties Ltd and its subsidiaries, excluding Osisko Development Corp. and its subsidiaries. Represents the royalty, stream and other interests segment.

(ii) Osisko Development Corp. and its subsidiaries. Represents the exploration, evaluation and development of mining projects segment.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2022 - First Quarter Report

Forward-looking Statements

Certain statements contained in this MD&A may be deemed "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation. Forward-looking statements are statements other than statements of historical fact, that address, without limitation, future events, production estimates of Osisko's assets (including increase of production), timely developments of mining properties over which Osisko has royalties, streams, offtakes and investments, management's expectations regarding Osisko's growth, results of operations, estimated future revenues, production costs, carrying value of assets, ability to continue to pay dividends, requirements for additional capital,  business prospects and opportunities, future demand for and fluctuation of prices of commodities (including outlook on gold, silver, diamonds, other commodities) currency, markets and general market conditions  In addition, statements and estimates (including data in tables) relating to mineral reserves and resources and gold equivalent ounces are forward-looking statements, as they involve implied assessment, based on certain estimates and assumptions, and no assurance can be given that the estimates will be realized. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential", "scheduled" and similar expressions or variations (including negative variations), or that events or conditions "will", "would", "may", "could" or "should" Forward-looking statements are subject to known and unknown risks, uncertainties and other factors, most of which are beyond the control of Osisko, and actual results may accordingly differ materially from those in forward-looking statements. Such risk factors include, without limitation: fluctuations in the prices of the commodities that drive royalties, streams, offtakes and investments held by Osisko; fluctuations in the value of the Canadian dollar relative to the U.S. dollar; regulatory changes by national and local governments, including permitting and licensing regimes and taxation policies; regulations and political or economic developments in any of the countries where properties in which Osisko holds a royalty, stream or other interest are located or through which they are held; risks related to the operators of the properties in which Osisko holds a royalty, stream or other interests; timely development, permitting, construction, commencement of production, ramp-up (including operating and technical challenges) on any of the properties in which Osisko holds a royalty, stream or other interest; rate and timing of production differences from resource estimates or production forecasts by operators of properties in which Osisko holds a royalty, stream or other interest; the unfavorable outcome of any challenges or litigation relating title, permit or license with respect to any of the properties in which Osisko holds a royalty, stream or other interests or to Osisko's right thereon; differences in rate and timing of production from resource estimates or production forecasts by operators of properties in which Osisko holds a royalty, stream or other interest, including conversion from resources to reserves and ability to replace resources; business opportunities that become available to, or are pursued by Osisko; continued availability of capital and financing and general economic, market or business conditions; risks and hazards associated with the business of exploring, development and mining on any of the properties in which Osisko holds a royalty, stream or other interest, including, but not limited to unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, flooding and other natural disasters or civil unrest or other uninsured risks, the integration of acquired assets and the responses of relevant governments to the COVID-19 outbreak and the effectiveness of such response and the potential impact of COVID-19 on Osisko's business, operations and financial condition. The forward-looking statements contained in this MD&A are based upon assumptions management believes to be reasonable, including, without limitation: the ongoing operation of the properties in which Osisko holds a royalty, stream or other interest by the owners or operators of such properties in a manner consistent with past practice and with public disclosure (including forecast of production); the accuracy of public statements and disclosures made by the owners or operators of such underlying properties (including expectations for the development of underlying properties that are not yet in production); no adverse development in respect of any significant property in which Osisko holds a royalty, stream or other interest; that statements and estimates relating to mineral reserves and resources by owners and operators of the properties in which Osisko holds a royalty, stream or other interest are accurate; the Company's ongoing income and assets relating to determination of its PFIC status; integration of acquired assets; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended. For additional information on risks, uncertainties and assumptions, please refer to the Annual Information Form of Osisko filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov which also provides additional general assumptions in connection with these statements. Osisko cautions that the foregoing list of risk and uncertainties is not exhaustive. Investors and others should carefully consider the above factors as well as the uncertainties they represent and the risk they entail. Osisko believes that the assumptions reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be accurate as actual results and prospective events could materially differ from those anticipated such the forward looking statements and such forward-looking statements included in this MD&A are not guarantee of future performance and should not be unduly relied upon. In this MD&A, Osisko relies on information publicly disclosed by third parties pertaining to its assets and, therefore, assumes no liability for such third party public disclosure. These statements speak only as of the date of this MD&A. Osisko undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by applicable law.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2022 - First Quarter Report

Cautionary Note to U.S. Investors Regarding the Use of Mineral Reserve and Mineral Resource Estimates

Osisko is subject to the reporting requirements of the applicable Canadian securities laws, and as a result, reports its mineral resources and reserves according to Canadian standards. Canadian reporting requirements for disclosure of mineral properties are governed by National Instrument 43-101 ("NI 43-101"). The definitions of NI 43-101 are adopted from those described by the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM"). In a number of cases Osisko has disclosed resource and reserve estimates covering properties related to the mining assets that are not based on CIM definitions, but instead have been prepared in reliance upon JORC and S-K 1300 (collectively, the "Acceptable Foreign Codes"). Estimates based on Acceptable Foreign Codes are recognized under NI 43-101 in certain circumstances. New mining disclosure rules under Subpart 1300 of Regulation S-K ("S-K 1300") became mandatory for U.S. reporting companies beginning with the first fiscal year commencing on or after January 1, 2021. CIM definitions are not identical to those of the Acceptable Foreign Codes, the resource and reserve definitions and categories are substantively the same as the CIM definitions mandated in NI 43-101 and will typically result in reporting of substantially similar reserve and resource estimates. Nonetheless, readers are cautioned that there are differences between the terms and definitions of the CIM and the Acceptable Foreign Codes, and there is no assurance that mineral reserves or mineral resources would be identical had the owner or operator prepared the reserve or resource estimates under another code. As such, certain information contained in this MD&A concerning descriptions of mineralization and estimates of mineral reserves and mineral resources under Canadian standards is not comparable to similar information made public by United States companies subject to the S-K 1300. Readers are cautioned not to assume that all or any part of Measured Mineral Resources or Indicated Mineral Resources will ever be converted into Mineral Reserves. Readers are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable. Further, an "Inferred Mineral Resource" has a great amount of uncertainty as to its existence and as to its economic and legal feasibility, and a reader cannot assume that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies.

(Signed) Sandeep Singh Sandeep Singh President and Chief Executive Officer May 11, 2022

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2022 - First Quarter Report

Corporate Information

Osisko Gold Royalties Ltd	Osisko Bermuda Limited
1100 av. des Canadiens-de-Montréal	Cumberland House
Suite 300	1 Victoria Street
Montréal, Québec, Canada H3B 2S2	Hamilton HM11
Tel.: (514) 940-0670	Bermuda
Fax: (514) 940-0669	Tel.: (441) 824-7474
Email: info@osiskogr.com	Fax: (441) 292-6140
Web site: www.osiskogr.com	Michael Spencer, Managing Director

Osisko Development Corp.
1100 av. des Canadiens-de-Montréal
Suite 300
Montréal, Québec, Canada H3B 2S2
Tel.: (514) 940-0685
Fax: (514) 940-0687
Email: info@osiskodev.com
Web site: www.osiskodev.com

Directors	Officers
Sean Roosen, Executive Chair	Sean Roosen, Executive Chair
Joanne Ferstman, Lead Director	Sandeep Singh, President and Chief Executive Officer
The Hon. John R. Baird	Guy Desharnais, Vice President, Project Evaluation
Christopher C. Curfman	Iain Farmer, Vice President, Corporate Development
Candace MacGibbon	André Le Bel, Vice President, Legal Affairs and
William Murray John	Corporate Secretary
Pierre Labbé	Frédéric Ruel, Vice President, Finance and Chief
Charles E. Page	Financial Officer
Sandeep Singh	Heather Taylor, Vice President, Investor Relations

Qualified Person (as defined by NI 43-101)
Guy Desharnais, Ph.D., P. Geo, Vice-President, Project Evaluation

Exchange listings

Toronto Stock Exchange

- Common shares:  OR

- Convertible debentures:  OR.DB (Conversion price: $22.89 / Maturity date: December 31, 2022)

New York Stock Exchange

- Common shares:              OR

Dividend Reinvestment Plan

Information available at http://osiskogr.com/en/dividends/drip/

Transfer Agents

Canada: TSX Trust Company (Canada)

United States of America: American Stock Transfer & Trust Company, LLC

Auditors

PricewaterhouseCoopers LLP/s.r.l./s.e.n.c.r.l.